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07025110

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OMRON Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 01170 FISCAL YEAR 3/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/11/07

OMRON

Summary of Consolidated Financial Results for the Fiscal Year Ended March 31, 2007 (U.S. GAAP)

OMRON Corporation (6645)

AR/S
3-31-07

Exchanges Listed:	Tokyo, Osaka, Nagoya Stock Exchanges, First Section
Homepage:	http://www.omron.com
Representative:	Hisao Sakuta, President and CEO
Contact:	Masaki Haruta, General Manager, Corporate Resources Innovation Headquarters Accounting and Finance Center
Telephone:	+81-75-344-7070
U.S. GAAP accounting standard:	Adopted, except for segment information
Annual General Shareholders' Meeting (Scheduled):	June 21, 2007
Start of Distribution of Dividends (Scheduled):	June 22, 2007
Filing of Securities Report (*Yuka shoken hokokusho*) (Scheduled):	June 22, 2007

RECEIVED
2007 JUL 10 A 7:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Note: This document has been translated from the Japanese original as a guide to non-Japanese investors and contains forward-looking statements that are based on managements' estimates, assumptions and projections at the time of publication. A number of factors could cause actual results to differ materially from expectations. Amounts shown in this financial statement have been rounded down to the nearest million yen.

Note: All amounts are rounded to the nearest million yen.

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2007 (April 1, 2006 – March 31, 2007)

(1) Sales and Income

(Percentages for net sales, operating income, income before income taxes, and net income represent changes compared with the previous fiscal year.)

Millions of yen - except per share data and percentages

	Year ended March 31, 2006		Year ended March 31, 2007	
		Change		Change
Net sales	626,782	3.0	736,651	17.5
Operating income	62,128	10.7	64,036	3.1
Income before income taxes	64,352	22.5	66,288	3.0
Net income	35,763	18.5	38,280	7.0
Net income per share (yen)	151.14		164.96	
Net income per share, diluted (yen)	151.05		164.85	
Return on equity	10.7%		10.3%	
Income before income taxes / total assets ratio	11.0%		10.9%	
Operating income / net sales ratio	9.9%		8.7%	

(Reference) Equity in earnings (losses) of affiliates: Fiscal year ended March 31, 2006: (JPY 493 million), Fiscal year ended March 31, 2007: (JPY 1,352 million)

Note: In accordance with U.S. GAAP, return on equity is calculated using total shareholders' equity.

(2) Consolidated Financial Position

	Millions of yen - except per share data and percentages	
	As of March 31, 2006	As of March 31, 2007
Total assets	589,061	630,337
Net assets	362,937	382,822
Net worth ratio (percentage)	61.6	60.7
Net assets per share (yen)	1,548.07	1,660.68

Note: In accordance with U.S. GAAP, net assets, net worth ratio and net assets per share are calculated using total shareholders' equity.

(3) Consolidated Cash Flows

	Millions of yen	
	Year ended March 31, 2006	Year ended March 31, 2007
Net cash provided by operating activities	51,699	40,539
Net cash used in investing activities	(43,020)	(47,075)
Net cash used in financing activities	(38,320)	(4,697)
Cash and cash equivalents at end of period	52,285	42,995

2. Dividends

		Year ended March 31, 2006	Year ended March 31, 2007	Year ending March 31, 2008 (projected)
Dividends per share	Interim dividend (JPY)	12.00	15.00	17.00
	Year-end dividend (JPY)	18.00	19.00	—
	Total dividend for the year (JPY)	30.00	34.00	—
Total cash dividends paid		7,078	7,839	
Payout ratio		19.8	20.6	—
Net assets / dividends ratio		2.1	2.1	

Note: Year-end dividend and payout ratio for the year ending March 31, 2008 are not presented because forecasts have not been made.

3. Projected Results for Fiscal 2007 (Ending March 31, 2008) (April 1, 2007 – March 31, 2008)

(Percentages represent changes compared to the previous fiscal year for the full year and compared with the previous interim period for the interim year.)

	Millions of yen			
	Interim period ending September 30, 2007	Change	Full year ending March 31, 2008	Change
Net sales	375,000	13.7	800,000	8.6
Operating income	30,000	24.8	75,000	17.1
Income before income taxes	29,000	(3.0)	72,000	8.6
Net income	20,000	35.2	46,000	20.2
Net income per share, basic (yen)	86.76	—	199.55	—

Note: Please see pages 9-12 of the attached materials regarding assumptions of the results projected above and cautionary statements concerning the use of these projections.

4. Other

(1) Changes in Scope of Consolidation and Application of Equity Method: No

(2) Changes in Accounting Rules, Procedures, Presentation Method, etc. for the Consolidated Financial Statements
(a) Changes in consolidated accounting methods: Yes
(b) Changes other than (a) above: Yes

Note: For more details, see "Preparation of the Consolidated Financial Statements" on page 24.

(3) Number of shares issued and outstanding (common stock)
(a) Number of shares at end of period (including treasury stock): Year ended March 31, 2006: 249,121,372 shares,
Year ended March 31, 2007: 249,121,372 shares
(b) Treasury stock at end of period: Year ended March 31, 2006: 14,676,607 shares,
Year ended March 31, 2007: 18,599,842 shares

Note: See "Per Share Data" on page 25 for the number of shares used as the basis for calculation of net income per share (consolidated).

(4) Presentation of Operating Income
Operating income on the consolidated income statement is presented by subtracting selling, general and administrative expenses, research and development expenses, and transfer of substitutional portion of employees' pension fund or loss from transfer of obligation with transfer of substitutional portion of employees' pension fund from gross profit.

(Reference) Summary of Non-consolidated Results

1. Non-consolidated Financial Results for the Fiscal Year Ended March 31, 2007 (April 1, 2006 – March 31, 2007)

(1) Non-consolidated Sales and Income

(Percentages for net sales, operating income, income before income taxes, and net income represent changes compared with the previous fiscal year.)

Millions of yen - except per share data and percentages

	Year ended March 31, 2006		Year ended March 31, 2007	
		Change		Change
Net sales	312,072	(7.2)	347,202	11.3
Operating income	11,845	(22.6)	17,194	45.2
Ordinary income	31,830	10.6	30,933	(2.8)
Net income	28,632	51.5	32,705	14.2
Net income per share (yen)	120.39		140.91	
Net income per share, diluted (yen)	120.32		140.81	

(2) Non-Consolidated Financial Position

Millions of yen - except per share data and percentages

	As of March 31, 2006	As of March 31, 2007
Total assets	372,770	389,247
Net assets	236,499	241,733
Net worth ratio (percentage)	63.4	62.1
Net assets per share (yen)	1,007.97	1,048.43

(Reference) Net worth: Year ended March 31, 2006: JPY – million, Year ended March 31, 2007: JPY 241,689 million

Note: The following abbreviations of business segment names are used in the attached materials.
IAB: Industrial Automation Business
ECB: Electronic Components Business
AEC: Automotive Electronic Components Business
SSB: Social Systems Business (includes Social Systems, Solutions and Service Business Company and others)
HCB: Healthcare Business (includes Omron Healthcare Co., Ltd. and others)
Other: Business Development Group and others

Summary of Results for the Fiscal Year Ended March 31, 2007

1. Consolidated Results (U.S. GAAP)

(Millions of yen, %)

	Year ended March 31, 2006	Year ended March 31, 2007	Year-on-year change	Year ending March 31, 2008 (projected)	Year-on-year change
Net sales	626,782	736,651	17.5%	800,000	8.6%
Operating income [% of net sales]	62,128 [9.9%]	64,036 [8.7%]	3.1% [-1.2P]	75,000 [9.4%]	17.1% [+0.7P]
Income before income taxes [% of net sales]	64,352 [10.3%]	66,288 [9.0%]	3.0% [-1.3P]	72,000 [9.0%]	8.6% [+0.0P]
Net income	35,763	38,280	7.0%	46,000	20.2%
Net income per share (basic) (JPY)	151.14	164.96	+13.82	199.55	+34.59
Net income per share (diluted) (JPY)	151.05	164.85	+13.80		
Return on equity (%)	10.7%	10.3%	[-0.4P]	11.5%	(+1.2P)
Total assets	589,061	630,337	7.0%		
Net assets [Net worth ratio (%)]	362,937 [61.6%]	382,822 [60.7%]	5.5% [-0.9P]		
Net assets per share (JPY)	1,548.07	1,660.68	+112.61		
Net cash provided by operating activities	51,699	40,539	(11,160)		
Net cash used in investing activities	(43,020)	(47,075)	(4,055)		
Net cash provided by (used in) financing activities	(38,320)	(4,697)	33,623		
Cash and cash equivalents at end of period	52,285	42,995	(9,290)		
Cash dividends per share (JPY)	30.00	34.00	+4.00	Interim: 17.00 Year-end: —	—

Notes:

1. Figures for the year ended March 31, 2006 include transfer of substitutional portion of employees' pension fund totaling JPY 11,915 million.
2. Figures for the year ended March 31, 2007 include a gain of JPY 10,141 million on the establishment of an employee retirement benefit trust and a loss of JPY 5,915 million on the sale of land and buildings at the Tokyo Head Office.
3. The number of consolidated subsidiaries is 160, and the number of companies accounted for by the equity method is 21.
4. In accordance with U.S. GAAP, return on equity, net assets, net worth ratio and net assets per share are calculated using total shareholders' equity.

2. Non-consolidated Results

(Millions of yen, %)

	Year ended March 31, 2006	Year ended March 31, 2007	Year-on-year change
Net sales	312,072	347,202	11.3%
Operating income [% of net sales]	11,845 [3.8%]	17,194 [5.0%]	45.2% [+1.2P]
Ordinary income [% of net sales]	31,830 [10.2%]	30,933 [8.9%]	(2.8%) [-1.3P]
Income before income taxes [% of net sales]	39,089 [12.5%]	43,956 [12.7%]	12.5% [+0.2P]
Net income	28,632	32,705	14.2%
Net income per share (basic) (JPY)	120.39	140.91	+20.52
Net income per share (diluted) (JPY)	120.32	140.81	+20.49
Paid-in capital	64,100	64,100	—
Total assets	372,770	389,247	4.4%
Net assets [Net worth ratio (%)]	236,499 [63.4%]	241,733 [62.1%]	2.2% [-1.3P]
Shareholders' equity per share (JPY)	1,007.97	1,048.43	+40.46

Notes:

1. Figures for the year ended March 31, 2006 include transfer of substitutional portion of employees' pension fund totaling JPY 10,698 million.
2. Figures for the year ended March 31, 2006 include a gain of JPY 9,112 million on the establishment of an employee retirement benefit trust and a gain of JPY 5,969 million on the sale of land and buildings at the Tokyo Head Office.

3. Consolidated Net Sales by Business Segment

(Billions of yen)

		Year ended March 31, 2006	Year ended March 31, 2007	Year-on-year change (%)
IAB	Domestic	136.2	140.8	3.4
	Overseas	136.5	164.8	20.7
	Total	272.7	305.6	12.1
ECB	Domestic	45.0	58.8	30.5
	Overseas	52.7	79.6	51.1
	Total	97.7	138.4	41.6
AEC	Domestic	27.2	26.1	(4.3)
	Overseas	50.4	67.2	33.5
	Total	77.6	93.3	20.3
SSB	Domestic	90.5	101.8	12.6
	Overseas	1.3	4.1	208.8
	Total	91.8	105.9	15.4
HCB	Domestic	30.3	32.8	8.2
	Overseas	30.8	32.9	7.0
	Total	61.1	65.7	7.6
Other	Domestic	25.7	27.7	7.8
	Overseas	0.2	0.1	(65.0)
	Total	25.9	27.8	6.9
Total	Domestic	354.9	388.0	9.3
	Overseas	271.9	348.7	28.2
	[% of total]	[43.4%]	[47.3%]	[+3.9P]
	Total	626.8	736.7	17.5

Average Currency Exchange Rate

(One unit of currency, in yen)

	Year ended March 31, 2006	Year ended March 31, 2007	Year-on-year change (%)
USD	113.4	117.0	+3.6
EUR	138.2	150.3	+12.1

4. Consolidated Depreciation and Amortization / R&D Expenses

(Billions of yen)

	Year ended March 31, 2006	Year ended March 31, 2007	Year-on-year change (%)
Depreciation and amortization	30.8	33.9	10.1
R&D expenses	50.5	52.0	3.0

5. Projected Consolidated Net Sales by Business Segment

(Billions of yen)

		Year ended March 31, 2007	Year ending March 31, 2008 (est.)	Year-on-year change (%)
IAB	Domestic	140.8	154.5	9.7
	Overseas	164.8	185.0	12.3
	Total	305.6	339.5	11.1
ECB	Domestic	58.8	75.5	28.5
	Overseas	79.6	105.0	31.9
	Total	138.4	180.5	30.5
AEC	Domestic	26.1	25.5	(2.2)
	Overseas	67.2	74.5	10.8
	Total	93.3	100.0	7.2
SSB	Domestic	101.8	87.5	(14.1)
	Overseas	4.1	2.5	(39.3)
	Total	105.9	90.0	(15.0)
HCB	Domestic	32.8	37.5	14.2
	Overseas	32.9	36.0	9.4
	Total	65.7	73.5	11.8
Other	Domestic	27.7	16.0	(42.1)
	Overseas	0.1	0.5	354.5
	Total	27.8	16.5	(40.5)
Total	Domestic	388.0	396.5	2.2
	Overseas	348.7	403.5	15.7
	[% of total]	[47.3%]	[50.4%]	[+3.1P]
	Total	736.7	800.0	8.6

Average Currency Exchange Rate

(One unit of currency, in yen)

	Year ended March 31, 2007	Year ending March 31, 2008 (est.)	Year-on-year change (%)
USD	117.0	115.0	-2.0
EUR	150.3	150.0	-0.3

(Attachment)

1. Results of Operations

(1) Analysis of Results of Operations

1) Overview of Fiscal 2006 (Ended March 31, 2007)

General Conditions

Reviewing economic conditions during fiscal 2006 (ended March 31, 2007), the Japanese economy expanded, with continued improvement in corporate earnings and growth in capital investment against a backdrop of strong corporate performance. Consumer spending also grew steadily along with an improved employment and income environment. In the global economy, however, the outlook continued to provide little cause for optimism, with rising prices of copper, silver and other raw materials. The U.S. economy was firm during the fiscal year, backed by robust capital investment, despite concerns about a possible slowdown. In Europe, the economic upturn progressed steadily as improvement in corporate earnings led to increased capital investment. Export-driven expansion in Asian economies continued, with China in particular maintaining a high growth rate.

In markets related to the Omron Group, sales of factory automation control systems, the Group's core business, remained strong, supported by robust corporate capital investment. With recovery in the electronic components industry, sales of consumer and commerce components for IT and digital products were also solid. Sales of automotive electronic components continued to expand against a backdrop of increasing needs for car electronics related to vehicle safety and the environment. In addition, demand for renewal of public transportation systems and other projects expanded as railway companies nationwide moved to adopt common IC cards.

In this environment, the Omron Group set 'Accelerating Growth while Securing Profit Increase' as its fiscal year policy, with 'Advancing toward FY07 Targets by Front-Loading Growth' as the sub-heading. Assuming an increase in income, the Omron Group accelerated the growth of each business, made the necessary investments to ensure that targets are reached in fiscal 2007, the final year of the second stage of GD2010*, and promoted lasting efficiency gains aimed at realizing its envisioned profit structure.

Due in part to the effects of the weaker yen and business acquisitions, Omron Group net sales increased by 17.5 percent from the previous year to JPY 736,651 million. As for income for the period, the increase in net sales and efficient management of selling, general and administrative (SG&A) expenses resulted in operating income of JPY 64,036 million, a 3.1 percent increase from the previous fiscal year. Excluding the JPY 11,915 million gain on the transfer of the substitutional portion of the employees' pension fund recorded in the previous fiscal year, operating income increased 27.5 percent. Income before income taxes was JPY 66,288 million, an increase of 3.0 percent from the previous fiscal year, due to factors including a JPY 10,141 million gain on the establishment of a retirement benefit trust and a JPY 5,915 million loss on the sale of land and buildings of the Tokyo Head Office (Minato-ku, Tokyo). Net income was JPY 38,280 million, an increase of 7.0 percent over the previous fiscal year. As a result, the Omron Group achieved its fifth consecutive year of sales growth and increased profits.

* For details on GD2010, please refer to "3. Management Policies" on page 15.

Results by Business Segment

IAB

In Japan, sales of the safety components business, applications business and other businesses showed solid growth, reflecting needs related to quality, safety and the environment, a major trend in the manufacturing sector. Sales of core factory automation control systems also surpassed the level of the previous fiscal year as a result of continued robust capital investment related to semiconductors and digital home appliances. Overseas, sales in North America were solid, with particular expansion of sales of control equipment to oil and gas-related companies. In Europe, corporate capital investment remained at a high level, and sales of products such as inverters and servomotors expanded strongly as a result. In China, where high growth is projected, sales increased substantially due to Omron's aggressive investment in strengthening its sales force, including reinforcement of its dedicated sales network, establishment of a call center and stronger support for dealers.

In addition, Scientific Technologies Incorporated (now OMRON Scientific Technologies Incorporated; hereinafter 'OSTI'), a North American safety equipment manufacturer that became a consolidated subsidiary in September 2006, contributed to sales. As a result, segment sales for the period totaled JPY 305,568 million, an increase of 12.1 percent compared with the previous fiscal year.

ECB

In Japan, conditions in the semiconductor and machinery and equipment industries were strong, and the electronic components industry also maintained strength after bottoming out in the second half of the previous fiscal year. In this environment, segment sales were generally solid, starting with sales of printed circuit board relays, a core product. In November 2006, Omron acquired the optical communications components business of NHK Spring Co., Ltd. to strengthen its position in this business. Overseas, sales increased substantially in China, which Omron has positioned as a key area, amid expansion of the electronic components market centered on the home appliance and mobile device industries. Sales were also solid in the United States, Europe and Southeast Asia, centered on relays.

In addition, the miniature backlight business of Pioneer Precision Machinery Corporation (now OMRON PRECISION TECHNOLOGY Co., Ltd.; hereinafter 'OPT'), which became a consolidated subsidiary in August 2006, contributed to sales. Segment sales for the fiscal year totaled JPY 138,352 million, an increase of 41.6 percent compared with the previous fiscal year.

AEC

Global automobile production volume was generally stable, and the need is increasing for car electronics for automobile safety and environmental friendliness. Against this backdrop, Omron's products continued to be adopted in new car models, contributing to strong sales in this segment. By area, sales in Japan were limited to the level of the previous fiscal year, but overseas sales were strong. In North America, this segment faced a tough operating environment, with slumping business and declining market shares among the top three U.S. auto makers, which are major customers, but Omron's launch of new products such as wireless control devices and power window switches spurred sales. In China, full-scale operations at Omron's manufacturing subsidiary, which began production in January 2006, contributed to the overall increase in sales as auto makers continued to shift production to China and expanded global procurement.

As a result, segment sales were JPY 93,321 million, an increase of 20.3 percent compared with the previous fiscal year.

SSB

In the public transportation systems business, the nationwide shift from train tickets to IC cards, including common IC cards among different railway companies in the Tokyo metropolitan area and the Kansai region and the start of IC card service in the Nagoya metropolitan area, led to demand for retrofitting and renewal of public transportation equipment such as automated ticket gates and ticket vending machines. As a result, sales increased substantially. In the IC card and mobile solutions business, sales increased strongly with rising demand for payment terminals. Sales increased in related maintenance businesses, reflecting increased demand for services in the public transportation systems business. Sales in new service areas also increased. In the traffic and road management systems business, although Omron worked to expand sales of passing vehicle measurement systems, sales declined substantially, reflecting a decrease in large-scale orders. Sales in the software business were weak as companies carried out business reforms due to selection and concentration.

As a result, segment sales were JPY 105,944 million, an increase of 15.4 percent compared with the previous fiscal year.

HCB

In Japan, sales of digital blood pressure monitors, body composition analyzers and pedometers increased strongly on the back of expanding awareness of metabolic syndrome and healthcare system reforms that will obligate insurers to provide specified health checkups and health guidance to insured persons starting in fiscal 2008.

Overseas, sales of digital blood pressure monitors, a core product, were weak in the United States, reflecting a slowdown in consumer spending, but sales in Europe were strong overall, led by the digital blood pressure monitor business in Russia and Eastern Europe. In China, the decline in selling prices of blood pressure monitors continued in an intensely competitive environment, but sales increased over the previous fiscal year due to sales expansion in the second half of the period.

As a result, segment sales were JPY 65,726 million, an increase of 7.6 percent compared with the previous fiscal year.

* Metabolic syndrome is a condition with multiple risk factors that can easily cause lifestyle diseases such as diabetes, hypertension, hyperlipidemia and obesity.

Others

The 'Others' segment consists mainly of new businesses being explored and developed by the Business Development Group and development and expansion of other businesses that are not covered by internal companies. Among existing businesses, entertainment business sales increased substantially with strong sales of photo sticker vending machines, a core product, and steady expansion of mobile content and other new business areas, including a steady increase in membership at mobile sites related to these machines. In the computer peripherals business, sales of broadband routers, backup power supplies and other products increased solidly. In exploration and nurturing of new businesses, sales of radio frequency identification (RFID) equipment and insulation monitoring devices were strong.

As a result, segment sales were JPY 27,740 million, an increase of 6.9 percent compared with the previous fiscal year.

2) Outlook for Fiscal 2007 (Ending March 31, 2008)

General Outlook

The outlook for the economic environment in fiscal 2007 (ending March 31, 2008) is for continued moderate growth. Elements of uncertainty regarding the outlook will remain, including high raw material prices, a slowdown in the U.S. economy and trends in exchange rates, but brisk consumer spending and corporate capital investment are expected.

In markets related to the Omron Group, we expect that the market for factory automation control systems for domestic and overseas manufacturers will expand modestly against the backdrop of corporate capital investment. Sales of consumer and commerce components for IT and digital related products are also expected to maintain upward momentum. In addition, strong sales of automotive electronic components are likely to continue, reflecting increasing needs for car electronics, despite causes for concern such as slumping business at the top three auto manufacturers in North America.

In this environment, Omron has set 'Prioritizing Profits to Achieve GD 2nd Stage Goals' as its fiscal year policy for the final year of the second stage of GD2010, which started in fiscal 2004. The objective of the second stage is to double the Omron Group's total business value compared with fiscal 2003, and we will make the necessary investments to accomplish this. In addition, we will aim to realize our growth structure leading into the third stage of GD2010, which will start in fiscal 2008.

In fiscal 2007, OSTI and OPT, acquired during the past fiscal year, will contribute to results for the full year. In addition, from the standpoint of balancing earnings and growth, we will increase operating income by strengthening the profit structure of existing businesses and proactively make growth investments in new business areas. The Omron Group expects to achieve net sales of JPY 800.0 billion, operating income of JPY 75.0 billion, income before income taxes of JPY 72.0 billion, and net income of JPY 46.0 billion, for the sixth consecutive year of growth in sales and profits.

The assumed exchange rates are US$1 = JPY 115 and 1 Euro = JPY 150.

Outlook by Business Segment

IAB

In Japan in fiscal 2007 (ending March 31, 2008), firm capital investment is expected to continue in the automotive and other industries, including the semiconductor and electronic components industries. Omron will work in this segment to strengthen its sales organization to expand the applications business and will aim to boost sales by actively proposing solutions to customer issues such as quality, safety and the environment. Overseas, Omron will work to expand sales by continuing to focus on measures such as providing services of uniformly high quality on a global basis; strengthening global sales alliances targeting key industries and customers; enhancing marketing in India, Russia and other emerging markets; strengthening sales and expanding production in China; and introducing new products. In addition, Omron will combine its existing safety business with the resources of OSTI, which became a consolidated subsidiary in September 2006, to exercise synergy between domestic and overseas operations and increase sales.

As a result, sales in this segment are projected to increase 11.1 percent year-on-year to JPY 339.5 billion.

ECB

Despite concerns about high prices for copper, silver and other raw materials in fiscal 2007 (ending March 31, 2008), firm conditions are expected to prevail in the electronic components industry, with no significant downturn in the business environment. Under these conditions, Omron will introduce new products to expand business in this segment. In the optical communications business, Omron will expand business to the Fiber To The Home (FTTH) market in Korea, having already done so in Japan and the United States. Omron will also expand its line of semiconductor products by utilizing the semiconductor business assets it acquired at the end of the fiscal year under review from Seiko Epson subsidiary Yasu Semiconductor Corporation for the purpose of strengthening its semiconductor business. Regarding individual products, Omron also foresees expansion of demand for flexible printed circuit (FPC) connectors for mobile devices, combination jog switches and hinge products.

As a result, sales in this segment are projected to increase 30.5 percent year-on-year to JPY 180.5 billion.

AEC

During fiscal 2007 (ending March 31, 2008), factors including slumping business at the top three auto manufacturers in North America and a decline in new automobile production volume in Japan will leave elements of uncertainty in the outlook. However, it is assumed that stable growth will continue overall, as expansion of automobile production volume is predicted in China, India, central and eastern Europe and South America. Under these conditions, in this segment Omron expects the use of its new products in new vehicle investment by domestic and overseas manufacturers, and expansion of sales of wireless control devices in North America.

As a result, sales in this segment are projected to increase 7.2 percent year-on-year to JPY 100.0 billion.

SSB

In the public transportation systems business, sales are projected to decrease substantially due to the completion of investments associated with the shift to IC cards among major railway companies, primarily in the Tokyo metropolitan area. In the traffic and road management systems business, weak sales are expected as reduction of public works investment continues. On the other hand, in the ID management solutions business, which integrates security solutions and IC card and mobile solutions, Omron will establish a new business model with ID as the key, and expects increased demand for security centered on the industrial sector. In related maintenance businesses and the software business, Omron will accurately respond to trends in each industry and expects sales to expand.

Overall, sales in this segment are projected to decrease 15.0 percent year-on-year to JPY 90.0 billion.

HCB

Health consciousness continues to rise both in Japan and overseas, and growth in demand for digital blood pressure monitors, body composition analyzers and pedometers is expected to continue, backed by worldwide moves to curb healthcare costs. In particular, strong growth is projected for digital blood pressure monitors in China and Russia and body composition analyzers in Japan. Although an uphill battle is predicted for patient monitors and other equipment for medical institutions in the face of measures to restrain healthcare costs, sales expansion is expected because sales of lifestyle disease prevention devices, including vascular screening devices and blood pressure & pulse wave monitors for private-practice physicians, will be supported by health checkup reforms.

As a result, sales in this segment are projected to increase 11.8 percent year-on-year to JPY 73.5 billion.

Others

In existing businesses, sales are projected to increase in the computer peripherals business, centered on products such as backup power supplies, reflecting a recovery in corporate IT investment. In exploration and nurturing of new businesses, Omron will accelerate RFID business development in Japan and overseas in response to the trend toward full-scale practical use of IC tags. In addition, Omron will work to expand its remote monitoring and reporting systems business, including power consumption monitoring, against the backdrop of rising awareness toward the global environment and energy conservation.

On April 1, 2007, Omron transferred its entertainment business, which had been a significant business in this segment, to Furyu Holdings Corporation in an arrangement that gave the management team of that business a majority stake in Furyu Holdings. Consequently, the total sales of this segment in the next fiscal year will be reduced by an amount equivalent to the sales of the entertainment business.

As a result, sales in this segment are projected to decrease 40.5 percent year-on-year to JPY 16.5 billion.

(2) Analysis of Financial Condition

Analysis of Assets, Liabilities, Net Assets and Cash Flow

1) Financial Condition for Fiscal 2006 (Ended March 31, 2007)

Total assets: JPY 630,337 million (an increase of JPY 41,276 million from the previous year)
Net assets: JPY 382,822 million (an increase of JPY 19,885 million from the previous year)
Net worth ratio: 60.7% (a decrease of 0.9 percentage points from a year earlier)

Total assets increased JPY 41,276 million compared with the end of the previous fiscal year. Notes and accounts receivable increased JPY 36,699 million along with sales growth, and inventories increased JPY 19,151 million. However, land decreased by JPY 18,300 million, reflecting the sale of Omron's Tokyo Head Office and other factors. In liabilities, bank loans increased by JPY 17,400 million.

In addition, in connection with the establishment of a retirement benefit trust, investment securities decreased JPY 15,707 million and termination and retirement benefits decreased JPY 14,346 million.

Net assets increased JPY 19,885 million compared with the end of the previous fiscal year. Factors in the change included net income of JPY 38,280 million and an increase from foreign currency translation adjustments of JPY 7,913 million, as well as an increase of 10,617 million in treasury stock (which decreases shareholders' equity).

2) Summary of Cash Flows for Fiscal 2006 (Ended March 31, 2007)

Net cash provided by operating activities was JPY 40,539 million, a decrease of JPY 11,160 million compared with the previous fiscal year. Although Omron recorded a gain on establishment of a retirement benefit trust, and notes and accounts receivable and inventories increased, net income was JPY 38,280 million and depreciation and amortization, a non-cash item, increased. Despite proceeds from the sale of the land and buildings of the Tokyo Head Office, net cash used in investing activities totaled JPY 47,075 million (an outflow increase of JPY 4,055 million from the previous fiscal year) due to aggressive investments for future growth and the acquisitions of OSTI, OPT and other businesses. Net cash used in financing activities was JPY 4,697 million (an inflow increase of JPY 33,623 million from the previous fiscal year due to the effect of repayment of debt in the previous fiscal year) due to factors including acquisition of treasury stock and payment of cash dividends, although short-term debt increased.

As a result, cash and cash equivalents at the end of the fiscal year were JPY 42,995 million, a decrease of JPY 9,290 million from the end of the previous fiscal year.

3) Outlook for Fiscal 2007 (Ending March 31, 2008)

Omron projects that despite continued growth in net income, ongoing aggressive investments in growth, including investment in the Company's infrastructure in China, and in new product development as part of the Company's growth strategy, will result in free cash flow, calculated as net cash provided by operating activities less net cash used in investing activities, that is essentially unchanged from the level of the previous fiscal year. In financing activities, despite the above capital requirements, Omron will flexibly manage sources and uses of capital, taking financial conditions into consideration while efficiently deploying capital and maintaining appropriate capital levels throughout the Group.

Considering the above cash flow projections, Omron believes that the balance of cash and cash equivalents of JPY 42,995 million as of March 31, 2007 is more than sufficient for business operations in the present economic conditions.

Consolidated cash flow indicators and trends for the five most recent fiscal years are as follows.

Fiscal year ended March 31,	2003	2004	2005	2006	2007
Net worth ratio (%)	44.3	46.4	52.2	61.6	60.7
Net worth ratio on market value basis (%)	81.1	105.6	95.1	134.5	115.9
Debt repayment period (years)	1.7	0.7	0.4	0.1	0.5
Interest coverage ratio (times)	29.2	66.3	55.6	57.6	35.9

Notes:

Net worth ratio: Net worth/Total assets
Net worth ratio on market value basis: Total market value of stock/Total assets
Debt repayment period: Interest-bearing liabilities/Net cash provided by operations
Interest coverage ratio: Net cash provided by operations/Interest expense

1. All indicators are calculated on a consolidated basis.
2. In accordance with U.S. GAAP, net worth uses total shareholders' equity
3. Total market value of stock is calculated by multiplying the total number of shares outstanding at the end of the period (excluding treasury stock) by the closing share price at the end of the period.
4. Net cash provided by operations is as reported in the consolidated statement of cash flows. Interest-bearing liabilities are liabilities stated on the consolidated balance sheets on which interest is paid. Interest expense is as stated in the notes to the consolidated statements of cash flows.

(3) Basic Policy for Distribution of Profits and Dividends for the Fiscal Years Ended/Ending March 31, 2007 and 2008

Omron views its dividend policy as one of its most important management issues, and applies the following basic policy in regard to distribution of profits to shareholders.

1) In order to maximize corporate value over the long term, internal capital resources will be secured for measures that will increase corporate value. These measures include investments in R&D and capital investments, which are vital to future business expansion.
2) After taking into consideration the required investments for future growth and the level of free cash flow, surplus will be distributed to the shareholders to the maximum extent possible.
3) For fiscal 2006 (ended March 31, 2007), Omron set its target payout ratio at around 20% of consolidated net income. For dividends in fiscal 2007 (ending March 31, 2008) and every year thereafter, Omron's policy will be to enhance stable, uninterrupted profit distributions by taking into account consolidated results as well as indicators including dividends on equity (DOE), which is return on equity (ROE) multiplied by the payout ratio, although this is subject to the level of internal capital resources necessary in each fiscal year. Specifically, Omron will aim to maintain the payout ratio at a minimum of 20% and make profit distributions with a near-term DOE target of 2%.

4) Utilizing retained earnings that have been accumulated over a long period of time, Omron intends to systematically repurchase and retire the Company's stock to benefit shareholders.

In accordance with the policy stated above, Omron plans to pay an ordinary year-end dividend of JPY 19 per share for fiscal 2006 (ended March 31, 2007). Combined with the earlier interim dividend of JPY 15 per share, this will bring total dividends for the year to JPY 34 per share, an increase of JPY 4 per share from the previous fiscal year. Omron plans to place this matter on the agenda at the 70th Ordinary General Meeting of Shareholders, to be held in June 2007.

For fiscal 2007 (ending March 31, 2008), Omron plans to pay an interim dividend of JPY 17 per share, and has not yet decided on the year-end dividend.

Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions affecting the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) major changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies and (vi) movements in currency exchange rates and stock markets.

2. The Omron Group

Disclosure is omitted because there is no significant change from the "Business Organization Chart (Business Content)" and "Subsidiaries and Affiliates" in the most recent Securities Report (*Yuka shoken hokokusho*), issued on June 23, 2006.

3. Management Policies

(1) Omron's Basic Management Policy

In fiscal 2001 (ended March 31, 2002), Omron began implementing 'Grand Design 2010' (GD2010), a vision that sets the basic policies for management of the Omron Group for the 10 years through fiscal 2010. In accordance with these basic policies, Omron aims to become a '21st century company' by maximizing its corporate value over the long term, based on its basic philosophy of 'working for the benefit of society'. Omron's management objective is to be a profitable growth company than maximizes corporate value by aiming to be 'small but global'.

(2) Targets for Management Indicators

In the second stage of GD2010 (fiscal 2004-2007), Omron has set the medium-term management target of 'Doubling the Sum of Business Value Compared to Fiscal 2003' to capture both growth and profitability. Also, Omron has set the target of consolidated return on invested capital (ROIC) of 10% or higher as a profitability target. The achievement scenario for fiscal 2007 (ending March 31, 2008), which is the final year of the second stage, sets targets for consolidated net sales and consolidated operating income of JPY 750 billion and JPY 75 billion, respectively. Toward the realization of these targets, Omron set milestones for fiscal 2006 of consolidated net sales and consolidated operating income of JPY 700 billion and JPY 63 billion, respectively (from the Consolidated Forecast of Financial Results, announced on April 26, 2006). The creation of new businesses centered around core technologies and measures to expand the volume of business through M&As contributed to fiscal 2006 consolidated sales of JPY 736.7 billion, exceeding the initial forecast. Consolidated operating income was JPY 64.0 billion, essentially as planned.

(3) Mid- to Long-term Management Strategies

The goal of the first stage of GD2010, which covered the period from fiscal 2001-fiscal 2004, was ROE of 10%. Omron achieved this goal in fiscal 2003, one year ahead of plan. The second stage of GD2010 covers the four years from fiscal 2004-2007. In working to increase corporate value, Omron will shift its focus from creating a profit structure in the first stage to securing a balance between growth and profit in the second stage. Specifically, from a growth perspective, Omron has been working toward expansion of business value through sales growth in China and creation of business value in new areas centered around core technologies as part of its 'Business Domain Reform' aimed at identifying target growth markets and technologies to redefine its business domains. From an income perspective, as 'Operational Structural Reform', Omron is working to realize a stronger profit structure by establishing appropriate profit structures for its businesses.

(4) Issues Facing the Company

In the second stage of GD2010, Omron has identified the profit and growth structures it intends to achieve in fiscal 2007. The Company positioned the interim years of fiscal 2005 and fiscal 2006 as milestones toward realizing the fiscal 2007 targets, and has been promoting ongoing structural reforms. As a result, Omron achieved growth in sales and income for both fiscal 2005 and fiscal 2006. With these milestones toward reaching the fiscal 2007 targets cleared, achievement of the goals of the second stage of GD2010 is now in sight. For this reason, the Company has set 'Prioritizing Profits to Achieve GD 2nd stage Goals' as its policy for fiscal 2007, as well as a basic stance for its implementation that includes "Set out profit-focused measures in our annual plan to ensure operating profit in excess of 75billion yen," and "Lay the foundation of a growth structure that supports increased profits , in preparation for the 3rd stage of GD2010.

With regard to revising the profit structure to ensure income, Omron will advance toward its target profit structure by capitalizing on the results of structural reform efforts in selling, general and administrative expenses and production, despite factors such as lower selling prices and higher raw material costs. In fiscal 2006, Omron newly established the *Monozukuri* Innovation HQ and the Global Procurement & Purchasing Center. The *Monozukuri* Innovation HQ carries out overall supervision of quality and support the production technology and control technology of each business in order to accelerate the quality and profit capabilities of the Omron Group on a global basis. The Global Procurement & Purchasing Center conducts centralized management of information on the Omron Group's purchased materials and suppliers, promotes sharing of an optimal procurement and purchasing system on a global scale and works to strengthen procurement and purchasing functions within the Omron Group.

Growth in China is one strategy on which the entire company is focusing. China remains the world's fastest-growing market, and in addition to the entry of companies from around the world, intensifying competition with local Chinese companies has made China a microcosm of global competition. Under these conditions, Omron positioned China as a key area and made aggressive, proactive investments with the goal of increasing fiscal 2007 sales there by JPY 100 billion over fiscal 2003 figures. Omron currently anticipates that achievement of fiscal 2007 targets will be set back by one year due to the time required for some investment effects to materialize. However, Omron will continue to focus on growth based on proactive investments made up to fiscal 2006.

For technology-driven growth, to date Omron has set core technology and growth areas to strengthen at the corporate level, created a detailed map of technology and applications as a process for steadily developing technology, and moved toward the establishment of a growth structure. From fiscal 2006, Omron added energy, environment, security and safety as areas of focus. Aiming to further accelerate growth in fiscal 2007, the Company has revised its initial target of 'Increasing Net Sales by JPY 50 Billion Compared to Fiscal 2003 to JPY 68 Billion' upward to 'Increasing Net Sales by JPY 82 Billion Compared to Fiscal 2003 to JPY 100 Billion' by including the effect of purchases conducted in fiscal 2006.

In tandem, Omron will work to establish a base for achieving a profitable growth structure and formulate management strategies for the third stage of GD2010, which starts in fiscal 2008.

4. Consolidated Financial Statements

Consolidated Statements of Operations
(With transfer of substitutional portion of employees' pension fund stated separately)

(Millions of yen)

	Year ended March 31, 2006		Year ended March 31, 2007		Increase (decrease)
Net sales	626,782	100.0%	736,651	100.0%	109,869
Cost of sales	373,393	59.6	452,452	61.4	79,059
Gross profit	253,389	40.4	284,199	38.6	30,810
Selling, general and administrative expenses	152,675	24.3	168,135	22.8	15,460
Research and development expenses	50,501	8.1	52,028	7.1	1,527
Transfer of substitutional portion of employees' pension fund	(11,915)	(1.9)	—	—	11,915
Operating income	62,128	9.9	64,036	8.7	1,908
Net increase in income received	(609)	(0.1)	(729)	(0.1)	(120)
Foreign exchange loss, net	1,306	0.2	1,086	0.2	(220)
Other expenses (income), net	(2,921)	(0.5)	(2,609)	(0.4)	312
Income before income taxes and minority interests and cumulative effect of accounting change	64,352	10.3	66,288	9.0	1,936
Income taxes	27,238	4.4	26,418	3.6	(820)
Current	23,276		22,531		(745)
Deferred	3,962		3,887		(75)
Minority interests	150	0.0	238	0.0	88
Equity in net losses of affiliates	—	—	1,352	0.2	1,352
Net income before adjustment for cumulative effect of accounting change	36,964	5.9	38,280	5.2	1,316
Cumulative effect of accounting change (after tax effect considerations)	1,201	0.2	—	—	(1,201)
Net income	35,763	5.7	38,280	5.2	2,517

Note: Gain and loss recognized in connection with the return of the substitutional portion of the employees' pension fund (excluding the difference on return of liabilities) during the year ended March 31, 2006 are included in selling, general and administrative expenses and research and development expenses under U.S. GAAP. To facilitate comparison with the current fiscal year, the statement above displays this gain and loss together with the difference on return of liabilities separately as "Return of substitutional portion of employees' pension fund." If this gain or loss (excluding the difference on return of liabilities) were included in selling, general and administrative expenses and research and development expenses, and the difference on return of liabilities were stated separately, in accordance with U.S. GAAP, the statement would be as shown on the next page.

Consolidated Statements of Operations

(Millions of yen)

	Year ended March 31, 2006		Year ended March 31, 2007		Increase (decrease)
Net sales	626,782	100.0%	736,651	100.0%	109,869
Cost of sales	389,368	62.1	452,452	61.4	63,084
Gross profit	237,414	37.9	284,199	38.6	46,785
Selling, general and administrative expenses	161,310	25.8	168,135	22.8	6,825
Research and development expenses	55,315	8.8	52,028	7.1	(3,287)
Loss from transfer of obligation with transfer of substitutional portion of employees' pension fund	(41,339)	(6.6)	—	—	41,339
Operating income	62,128	9.9	64,036	8.7	1,908
Net increase in income received	(609)	(0.1)	(729)	(0.1)	(120)
Foreign exchange loss, net	1,306	0.2	1,086	0.2	(220)
Other expenses (income), net	(2,921)	(0.5)	(2,609)	(0.4)	312
Income before income taxes and minority interests and cumulative effect of accounting change	64,352	10.3	66,288	9.0	1,936
Income taxes	27,238	4.4	26,418	3.6	(820)
Current	23,276		22,531		(745)
Deferred	3,962		3,887		(75)
Minority interests	150	0.0	238	0.0	88
Equity in net losses of affiliates	—	—	1,352	0.2	1,352
Net income before adjustment for cumulative effect of accounting change	36,964	5.9	38,280	5.2	1,316
Cumulative effect of accounting change (after tax effect considerations)	1,201	0.2	—	—	(1,201)
Net income	35,763	5.7	38,280	5.2	2,517

Note: Gain and loss recognized in connection with the return of the substitutional portion of the employees' pension fund (excluding the difference from transfer of obligation) during the year ended March 31, 2006 are included in selling, general and administrative expenses and research and development expenses under U.S. GAAP. The difference of JPY 41,339 million between the accrued benefit obligation and related pension plan assets is stated as "Loss from transfer of obligation with transfer of substitutional portion of employees' pension fund." The difference of JPY 8,870 million between the projected benefit obligation and accrued benefit obligation, which is the previously accrued salary progression related to the substitutional portion, was recognized as a return of net periodic pension cost, and the one-time amortization of the unrecognized actuarial balance corresponding to the substitutional portion, which totaled JPY 38,294 million, was recognized as a settlement loss. Of the return of the previously accrued salary progression and the settlement loss totaling JPY 29,424 million, JPY 15,975 million is accounted for in cost of sales, JPY 8,635 million in selling, general and administrative expenses, and JPY 4,814 million in research and development expenses.

(Attachment)

Consolidated Balance Sheets

(Millions of yen)

	As of March 31, 2006		As of March 31, 2007		Increase (decrease)
ASSETS					
Current Assets:	292,313	49.6%	342,059	54.3%	49,746
Cash and cash equivalents	52,285		42,995		(9,290)
Notes and accounts receivable — trade	139,001		175,700		36,699
Allowance for doubtful receivables	(2,653)		(2,297)		356
Inventories	74,958		94,109		19,151
Deferred income taxes	18,571		19,985		1,414
Other current assets	10,151		11,567		1,416
Property, Plant and Equipment:	167,617	28.5	159,315	25.3	(8,302)
Land	46,571		28,271		(18,300)
Buildings	117,414		125,227		7,813
Machinery and equipment	159,254		175,398		16,144
Construction in progress	8,180		6,389		(1,791)
Accumulated depreciation	(163,802)		(175,970)		(12,168)
Investments and Other Assets:	129,131	21.9	128,963	20.4	(168)
Investments in and advances to associates	16,135		16,677		542
Investment securities	62,477		46,770		(15,707)
Leasehold deposits	8,553		8,650		97
Deferred income taxes	15,892		17,293		(1,401)
Other	26,074		39,573		13,499
Total Assets	589,061	100.0%	630,337	100.0%	41,276

(Attachment)

(Millions of yen)

	As of March 31, 2006		As of March 31, 2007		Increase (decrease)
LIABILITIES					
Current Liabilities:	155,660	26.4%	188,860	30.0%	33,200
Bank loans	2,468		19,868		17,400
Notes and accounts payable —	85,224		91,543		6,319
trade	28,683		32,548		3,865
Accrued expenses	12,288		11,467		(821)
Income taxes payable	105		194		89
Deferred income taxes	26,596		32,976		6,380
Other current liabilities	296		264		(32)
Current portion of long-term debt	1,049	0.2	1,681	0.3	632
Long-Term Debt	673	0.1	2,006	0.3	1,333
Deferred Income Taxes	67,046	11.4	52,700	8.4	(14,346)
Termination and Retirement Benefits	571	0.1	830	0.1	259
Other Long-Term Liabilities	1,125	0.2	1,438	0.2	313
Minority Interests in Subsidiaries	226,124	38.4	247,515	39.3	21,391
Total Liabilities					
SHAREHOLDERS' EQUITY	64,100	10.9	64,100	10.2	—
Common stock	98,724	16.7	98,828	15.7	104
Additional paid-in capital	8,082	1.4	8,256	1.3	174
Legal reserve	227,791	38.7	258,057	40.9	30,266
Retained earnings					
Accumulated other comprehensive	(2,971)	(0.5)	(3,013)	(0.5)	42
income (loss)					
Foreign currency translation	(1,353)		6,560		7,913
adjustments					
Minimum pension liability	(21,183)		—		21,183
adjustments	—		(22,169)		(22,169)
Pension liability adjustments	19,671		12,738		(6,933)
Net unrealized gains on securities					
Net losses on derivative	(106)		(142)		(36)
instruments	(32,789)	(5.6)	(43,406)	(6.9)	(10,617)
Treasury stock	362,937	61.6	382,822	61.7	19,885
Total Shareholders' Equity					
Total Liabilities and Shareholders' Equity	589,061	100.0%	630,337	100.0%	41,276

(Attachment)

Consolidated Statements of Shareholders' Equity

(Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2005	64,100	98,726	7,649	199,551	(41,009)	(23,207)
Net income				35,763		
Cash dividends				(7,078)		
Transfer to legal reserve			433	(433)		
Foreign currency translation adjustments					9,201	
Minimum pension liability adjustments					19,940	
Unrealized gains on available-for-sale securities					8,762	
Net gains on derivative instruments						
Acquisition of treasury stock					135	
Disposal of treasury stock						(10.075)
Exercise of stock options		1				2
		(3)		(12)		491
Balance, March 31, 2006	64,100	98,724	8,082	227,791	(2,971)	(32,789)
Net income				38,280		
Cash dividends				(7,839)		
Transfer to legal reserve			174	(174)		
Foreign currency translation adjustments					7,913	
Minimum pension liability adjustments					1,658	
Unrealized gains on available-for-sale securities					(6,933)	
Net gains on derivative instruments						
Adjustments pursuant to SFAS Statement No. 158					(36)	
Acquisition of treasury stock					(2,644)	
Disposal of treasury stock						(11.204)
Exercise of stock options		1				2
Grant of stock options		10		(1)		585
		93				
Balance, March 31, 2007	64.100	98,828	8.256	258.057	(3.013)	(43.406)

(Attachment)

Consolidated Statements of Cash Flows

(Millions of yen)

	Year ended March 31, 2006	Year ended March 31, 2007	Increase (decrease)
Operating Activities:			
Net income	35,763	38,280	2,517
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	30,825	33,923	
Net loss on sales and disposals of property, plant and equipment	42	6,445	
Loss on impairment of property, plant and equipment	—	1,441	
Net gain on sales of short-term investments and investment securities	(4,302)	(954)	
Loss on impairment of investment securities and other assets	757	682	
Loss from transfer of obligation with transfer of substitutional portion of employees' pension fund	(41,339)	—	
Gain on establishment of retirement benefit trust	—	(10,141)	
Termination and retirement benefits	29,254	(1,403)	
Deferred income taxes	3,962	3,887	
Minority interests	150	238	
Equity in earnings of affiliates	493	1,352	
Net gain on sales of business entities	(194)	—	
Cumulative effect of accounting change	1,201	—	
Changes in assets and liabilities:			
Increase in notes and accounts receivable — trade, net	(9,629)	(19,773)	
Increase in inventories	(2,098)	(13,955)	
Decrease (increase) in other assets	(560)	2,248	
Increase (decrease) in notes and accounts payable — trade	7,079	(5,674)	
Decrease in income taxes payable	(685)	(2,244)	
Increase in accrued expenses and other current liabilities	1,411	6,480	
Other, net	(431)	(293)	
Total adjustments	15,936	2,259	(13,677)
Net cash provided by operating activities	51,699	40,539	(11,160)
Investing Activities:			
Proceeds from sales or maturities of short-term investments and investment securities	6,830	1,643	(5,187)
Purchase of short-term investments and investment securities	(1,294)	(2,108)	(814)
Capital expenditures	(40,560)	(44,689)	(4,129)
Decrease (increase) in leasehold deposits	161	(9)	(170)
Proceeds from sales of property, plant and equipment	1,981	17,930	15,949
Acquisition of minority interests	(200)	(15)	185
Decrease (increase) in investment in and loans to affiliates	251	(1,189)	(1,440)
Proceeds from sale of business entities, net	(544)	—	544
Payment for acquisition of business entities, net	(9,645)	(18,638)	(8,993)
Net cash used in investing activities	(43,020)	(47,075)	(4,055)
Financing Activities:			
Net proceeds (repayments) of short-term bank loans	(11,813)	13,812	25,625
Proceeds from issuance of long-term debt	318	242	(76)
Repayments of long-term debt	(11,012)	(455)	10,557
Dividends paid by the Company	(6,190)	(7,680)	(1,490)
Dividends paid to minority interests	(28)	(9)	19
Acquisition of treasury stock	(10,075)	(11,204)	(1,129)
Disposal of treasury stock	3	3	0
Exercise of stock options	477	594	117
Net cash used in financing activities	(38,320)	(4,697)	33,623
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,307	1,943	636
Net Increase (Decrease) in Cash and Cash Equivalents	(28,334)	(9,290)	19,044
Cash and Cash Equivalents at Beginning of the Period	80,619	52,285	(28,334)
Cash and Cash Equivalents at End of the Period	52,285	42,995	(9,290)
Notes to cash flows from operating activities:			

Interest paid	898	1,130	232
Taxes paid	23,843	24,591	748
Notes to investing and financing activities not involving cash flow:			
Debt related to capital expenditures	3,220	2,977	(243)
Transfer of assets and liabilities to affiliate created through joint venture	—	16,019	16,019

Preparation of the Consolidated Financial Statements

1. Stock Options

From the year ended March 31, 2007, the Company applies Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended, issued by the U.S. Financial Accounting Standards Board. The application of fair value recognition to stock-based employee compensation reduced operating income by JPY 93 million for the year ended March 31, 2007.

2. Termination and Retirement Benefits

From the year ended March 31, 2007, the Company applies the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Accordingly, it recognized the amount of the projected benefit obligation exceeding the sum of the fair value of plan assets and termination and retirement benefits as a pension liability adjustment. The Company also recognizes the minimum pension liability amount based on the accumulated benefit obligation pursuant to the former SFAS No. 87, "Employers' Accounting for Pensions." This reduced accumulated other comprehensive income (loss) by JPY 2,644 million, but did not affect profit and loss.

During the year ended March 31, 2006, the Company changed the measurement date for projected benefit obligation and plan assets of the termination and retirement benefits. A cumulative effect (net of tax) of JPY 1,201 million was recorded as a result of a change in accounting policy in conjunction with this change.

3. Change in Method of Presentation

"Equity in net losses of affiliates," which was previously included in "Other expenses (income), net," is presented immediately after "Minority interests" from the year ended March 31, 2007. Equity in net losses of affiliates included in "Other expenses (income), net" for the year ended March 31, 2006 was JPY 493 million.

Other matters not listed here have not changed significantly since the most recent Securities Report (*Yuka shoken hokokusho*), submitted on June 23, 2006.

Notes to Consolidated Financial Statements

1. Per Share Data

The Company calculates net income per share in accordance with SFAS No. 128, "Earnings per Share." The number of shares used to compute basic and diluted net income per share is as follows:

(Number of shares)	Year ended March 31, 2006	Year ended March 31, 2007
Basic	236,625,818	232,059,070
Diluted	236,757,529	232,212,988

Dilution effect is due to stock options.

2. Comprehensive Income

Comprehensive income in addition to other comprehensive income in net income is as follows:

Year ended March 31, 2006: JPY 73,801 million

Year ended March 31, 2007: JPY 40,882 million

Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments, pension liability adjustments, unrealized gains or losses on available-for-sale securities and net gains or losses on derivative instruments. (However, this excludes adjustments made in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."

3. Major Components of Other Expenses (Income), Net

The major components of "Other expenses (income), net" are as follows:

Year ended March 31, 2006	
Gain on sales of investment securities	JPY (4,302) million
Loss on impairment of investment securities and other assets	757 million
Year ended March 31, 2007	
Gain on establishment of retirement benefit trust	JPY (10,141) million
Net losses on sales and disposals of property, plant and equipment	6,445 million
Loss on impairment of property, plant and equipment	1,441 million

4. Significant Subsequent Events

The Company transferred the entire business of consolidated subsidiary Omron Entertainment Co, Ltd. outside the Omron Group in April 2007. As a result, in the year ending March 31, 2008, the Company will record a gain on business transfer of approximately JPY 5,200 million (inclusive of tax).

Notes concerning matters of consolidation such as leases, effective income tax rates, marketable securities, derivatives and retirement benefits have not been included in this summary of consolidated financial results, as the Company considers their disclosure here to be of marginal importance.

5. Segment Information

1. Business Segment Information

Fiscal year ended March 31, 2006 (April 1, 2005 – March 31, 2006) (Millions of yen)

	IAB	ECB	AEC	SSB	HCB	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	272,657	97,699	77,593	91,804	61,090	25,939	626,782	—	626,782
(2) Intersegment sales and transfers	8,897	21,081	2,982	8,675	237	44,869	86,741	(86,741)	—
Total	281,554	118,780	80,575	100,479	61,327	70,808	713,523	(86,741)	626,782
Operating expenses	239,620	107,590	82,538	96,046	52,675	69,136	647,605	(71,036)	576,569
Operating income (loss)	41,934	11,190	(1,963)	4,433	8,652	1,672	65,918	(15,705)	50,213

Note: This segment information was prepared in accordance with rules for consolidated financial statements. Therefore, all profit and loss from the transfer of the substitutional portion of the employees' pension fund is not included in "Operating expenses" for the fiscal year ended March 31, 2006.

Fiscal year ended March 31, 2007 (April 1, 2006 – March 31, 2007) (Millions of yen)

	IAB	ECB	AEC	SSB	HCB	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	305,568	138,352	93,321	105,944	65,726	27,740	736,651	—	736,651
(2) Intersegment sales and transfers	9,208	21,932	2,351	9,688	232	44,544	87,955	(87,955)	—
Total	314,776	160,284	95,672	115,632	65,958	72,284	824,606	(87,955)	736,651
Operating expenses	266,274	147,201	96,901	107,562	57,268	69,863	745,069	(72,454)	672,615
Operating income (loss)	48,502	13,083	(1,229)	8,070	8,690	2,421	79,537	(15,501)	64,036

2. Geographical Segment Information

Fiscal year ended March 31, 2006 (April 1, 2005 – March 31, 2006) (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	370,666	79,686	98,957	41,728	35,745	626,782	—	626,782
(2) Intersegment sales and transfers	100,358	435	1,148	29,961	8,578	140,480	(140,480)	—
Total	471,024	80,121	100,105	71,689	44,323	767,262	(140,480)	626,782
Operating expenses	418,101	79,670	92,777	70,658	40,593	701,799	(125,230)	576,569
Operating income (loss)	52,923	451	7,328	1,031	3,730	65,463	(15,250)	50,213

Note: This segment information was prepared in accordance with rules for consolidated financial statements. Therefore, all profit and loss from the transfer of the substitutional portion of the employees' pension fund is not included in "Operating expenses" for the fiscal year ended March 31, 2006.

Fiscal year ended March 31, 2007 (April 1, 2006 – March 31, 2007) (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	412,142	97,989	116,352	69,435	40,733	736,651	—	736,651
(2) Intersegment sales and transfers	125,174	1,191	1,255	39,535	9,888	177,043	(177,043)	—
Total	537,316	99,180	117,607	108,970	50,621	913,694	(177,043)	736,651
Operating expenses	475,040	98,851	107,291	107,480	46,623	835,285	(162,670)	672,615
Operating income	62,276	329	10,316	1,490	3,998	78,409	(14,373)	64,036

3. Overseas Sales

(Millions of yen)

	Year ended March 31, 2006	Year ended March 31, 2007	Percentage change
North America (Percentage of total sales	79,920 12.7%	98,937 13.4%	23.8%
Europe (Percentage of total sales	99,024 15.8%	118,388 16.1%	19.6%
Greater China (Percentage of total sales	44,234 7.1%	76,026 10.3%	71.9%
Southeast Asia and Others (Percentage of total sales	48,770 7.8%	55,368 7.5%	13.5%
Total (Percentage of total sales	271,948 43.4%	348,719 47.3%	28.2%

Financial Results for the Fiscal Year Ended March 31, 2007 (FY06)

Business Plan for the Fiscal Year Ending March 31, 2008 (FY07)

April 27, 2007

OMRON Corporation

Contents

Notes:
1. The financial statements are prepared in accordance with U.S. GAAP.
2. Includes 160 consolidated subsidiaries and 21 affiliated companies accounted for by the equity method.
3. Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions surrounding the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) major changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies and (vi) movements in currency exchange rates and stock markets.

Main Business Areas

Industrial Automation	
IAB	: Sensing devices, control devices, safety devices, inspection systems, etc.
Electronic Components	
ECB	: Relays, switches, connectors, micro lens arrays, LCD backlights, optical communications devices, etc.
Automotive Electronics	
AEC	: Keyless entry systems, power window switches, automotive relays, components, laser-radar, TPMS, etc.
Social Systems	
SSB	: Ticket gates, ticket vending machines, road management systems, security management systems, facial recognition systems, etc.
Health Care	
HCB	: Digital blood pressure monitors, body composition analyzers, nebulizers, etc.
Others	
Others	: PC peripherals, RFID systems, commercial game machines, energy management, etc.


HCB
9%
Others
4%
SSB
14%
IAB
41%
Net sales 736.7 billion yen
AEC
13%
ECB
19%
Results for FY06

1. Executive Summary

Executive Summary

FY06 is final milestone toward achieving second-stage objectives of GD2010

'Accelerating growth while securing profit increase advancing toward FY07 targets by front-loading growth'

FY06 Results

■**Achieved record sales and profits (5th consecutive year of increase), absorbing *daikohenjo* in FY05**

Consolidated	Result	vs. prev. year	vs. original target	
Net sales	¥736.7 billion	117.5%	105.2%	
Operating income	¥64.0 billion	103.1%	101.6%	(Operating margin 8.7%)
NIBT	¥66.3 billion	103.0%	102.0%	(NIBT margin 9.0%)
Net income	¥38.3billion	107.0%	102.1%	(NI margin 5.2%)

(1) Net sales : 17.5% year-on-year increase, mainly due to sales increase from M&A and foreign exchange gains

(2) Operating income : 3.1% year-on-year increase due to solid business, M&A and exchange rate gains, covering raw material price hike. But 28% increase excluding ¥11.9 billion gain on return of substitutional portion of employees' pension fund (*daikohenjyo*) in previous year.
1.6% increase over target mainly due to foreign exchange rate gains, reduction of R&D expenses.

(3) NIBT: 2.0% increase over target due to operating income plus non-operating income from factors including gain on establishment of retirement benefit trust.

(4) Business summary: Sales were solid, with double-digit growth in IAB and strong growth in SSB. In operating income, AEC moved into black in 3rd quarter although still showed loss in full fiscal year.

Plan for FY07 and Key Points

■**We will aim for the 6th consecutive year of consolidated sales and income growth and prioritize profits to achieve GD 2nd stage goals.**

Consolidated	Year ending March 31, 2008	vs. prev. year	
Net sales	¥800.0 billion	108.6%	
Operating income	¥75.0 billion	117.1%	(Operating margin 9.4%)
NIBT	¥72.0 billion	108.6%	(NIBT margin 9.0%)
Net income	¥46.0 billion	120.2%	(NI margin 5.8%)

Summary of Consolidated Net Sales and Operating Income

Expect to achieve growth in sales and income for the 6th consecutive year, record sales and profits

(billions of yen)

	FY2002	FY2003	FY2004	FY2005	FY2006	FY2007
Net Sales	535.1	584.9	608.6	626.8	736.7	800.0
Gross Profit	207.7	240.1	249.8	253.4	284.2	309.5
Operating Income	32.3	51.4	56.1	62.1	64.0	75.0
Operating Income Margin	6.0%	8.8%	9.2%	9.9%	8.7%	9.4%
Net Income	0.5	26.8	30.2	35.8	38.3	46.0
EPS(Yen)	2.07	110.66	126.52	151.14	164.96	199.55
<Curency Rate>						
USD	122.1	113.4	107.3	113.4	117.0	115.0
EUR	121.1	132.4	135.0	138.2	150.3	150.0



(billions of yen)
Net Sales
1,000
800
600
400
200
0
FY02
FY03
FY04
FY05
FY06
FY07(F)



(billions of yen)
Operating Income
80
60
40
20
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
FY02
FY03
FY04
FY05
FY06
FY07(F)

2. Results for the Fiscal Year Ended March 31, 2007

Consolidated Income Statements

Net sales ¥736.7 billion; Operating margin 8.7%
Reached operating income target set at start of year. Operating income was up 3.1% year-on-year, but up 28% excluding return of substitutional portion of pension fund (*daikohenjyo*).

(billions of yen)

P/L	FY05 Actual (1)	FY06 Actual (2)	YoY Change (2)/(1)	FY06 Original target (3)	Change from Original target (2)/(3)
Net sales	626.8	736.7	117.5%	700.0	105.2%
Gross profit	253.4	284.2	112.2%	282.0	100.8%
SG&A expenses	152.7	168.1	110.1%	163.5	102.8%
R&D expenses	50.5	52.0	103.0%	55.5	93.7%
Daikohenjyo	11.9	-		-	
Operating income	62.1	64.0	103.1%	63.0	101.6%
NIBT	64.4	66.3	103.0%	65.0	102.0%
NIAT	35.8	38.3	107.0%	37.5	102.1%

(yen)

USD	113.4	117.0	+3.6	110.0	+7.0
EUR	138.2	150.3	+12.1	135.0	+15.3

• *Daikohenjyo*: Return of substitutional portion of pension fund

Breakdown of Consolidated Sales by Region and Business

**Sales results cleared original targets in Japan and overseas.
By segment, IAB, ECB, AEC and SSB sales exceeded targets.**

(billions of yen)

Japan/Overseas	FY05 Actual (1)	FY06 Actual (2)	YoY Change (2)/(1)	FY06 Original target (3)	Change from Original target (2)/(3)
Japan	354.9	388.0	109.3%	376.5	103.1%
Overseas	271.9	348.7	128.2%	323.5	107.8%
Total	626.8	736.7	117.5%	700.0	105.2%

By Business Segment	(1)	(2)	(2)/(1)	Original target(3)	(2)/(3)
IAB	272.7	305.6	112.1%	298.0	102.5%
ECB	97.7	138.4	141.6%	121.5	113.9%
AEC	77.6	93.3	120.3%	91.0	102.6%
SSB	91.8	105.9	115.4%	99.0	107.0%
HCB	61.1	65.7	107.6%	66.5	98.8%
Others	25.9	27.8	106.9%	24.0	115.8%
Total	626.8	736.7	117.5%	700.0	105.2%

Breakdown of Operating Income By Business Segment

**ECB and AEC did not reach targets,
but the shortfall was covered by SSB and others.**

(billions of yen)

Business Segment	FY05 Actual (1)	FY06 Actual (2)	YoY Change (2)/(1)	FY06 Original target (3)	Change from Original target (2)/(3)
IAB	41.9	48.5	115.7%	48.0	101.0%
ECB	11.2	13.1	116.9%	14.5	90.2%
AEC	-2.0	-1.2	-	3.0	-
SSB	4.4	8.1	182.0%	6.0	134.5%
HCB	8.7	8.7	100.4%	8.5	102.2%
Others	1.7	2.4	144.8%	0.5	484.2%
HQ Cost/Elimination	-15.7	-15.6	-	-17.5	-
Daikohenjyo	11.9	-	-	-	-
Total	62.1	64.0	103.1%	63.0	101.6%

FY06 Results

Breakdown of Changes in Operating Income (compared to previous year)

OMRON
Sensing tomorrow™

Increased profits offset absence of gain on return of substitutional portion of employees' pension fund in previous year. In addition to net increase in sales, foreign exchange gains covered higher raw material costs



(billions of yen)
62.1
FY05
Daikohenjyo
-11.9
Sales increase and product mix
+35.8
Profit on exchange
+7.7
Effect of M&A
+6.5
Raw materials
-4.5
Increase in manufacturing fixed cost (incl. exchange effect of -1.9)
-14.7
Effect of exchange rate on SG&A expenses
-4.6
Effect of M&A
-3.6
Increase in SG&A expenses
Increase in R&D expenses
-1.3
64.0
FY06
Change in gross profit
+¥30.8 billion
Change in operating income: +¥1.9 billion
(Effect of exchange rate on operating income: +¥1.2 billion)

FY06 Results

Breakdown of Changes in Operating Income (compared to original target)

OMRON
Sensing tomorrow™

Operating income met original target due to decreased R&D expenses and exchange gains that covered rising cost of raw materials.



(billions of yen)
63.0
FY2006 Original target
Sales increase and product mix
-4.3
Profit on exchange
+11.2
Effect of M&A
+6.5
Raw materials
-4.3
Increase in manufacturing fixed cost (incl. exchange effect of -2.9)
-6.9
Effect of exchange rate on SG&A expenses
-6.6
Effect of M&A
-3.6
Decrease in R&D expenses
Decrease in SG&A expenses
64.0
FY2006 Results
Change in gross profit
+¥2.2 billion
Change in operating income: +¥1.0 billion
(Effect of exchange rate on operating income: +¥1.7 billion)

IAB (Industrial Automation Business)

Sensing tomorrow™

Sales: ¥305.6 billion; Operating margin: 15.9%
Achieved double-digit year-on-year growth, with sales and profits basically on target, as strength continued in North America and Europe.

(billions of yen)

IAB	FY05 Actual (1)	FY06 Actual (2)	YoY Change (2)/(1)	FY06 Original target (3)	Change from Original target (2)/(3)
Japan	136.2	140.8	103.4%	142.0	99.2%
Overseas	136.5	164.8	120.7%	156.0	105.6%
North America	25.4	34.8	137.2%	29.5	118.1%
Europe	69.6	81.3	116.8%	72.5	112.2%
Asia	12.7	14.0	110.1%	14.5	96.4%
China	24.0	28.8	120.2%	33.0	87.3%
Export	4.8	5.8	120.3%	6.5	89.6%
Total	272.7	305.6	112.1%	298.0	102.5%

Operating income	41.9	48.5	115.7%	48.0	101.0%
Operating income ratio	15.4%	15.9%		16.1%	

Sales by region


China 9%
Export 2%
Asia 5%
Japan 46%
Europe 27%
North America 11%

ECB (Electronic Components Business)

OMRON
Sensing tomorrow™

Sales: ¥138.4 billion; Operating margin: 9.5%
Sales growth mainly due to stronger sales of small-sized backlight business.
Operating income fell short of target due to factors including rising raw material costs and lower selling prices.

(billions of yen)

ECB	FY05 Actual (1)	FY06 Actual (2)	YoY Change (2)/(1)	FY06 Original target (3)	Change from Original target (2)/(3)
Japan	45.0	58.8	130.5%	55.0	106.8%
Overseas	52.7	79.6	151.1%	66.5	119.7%
North America	9.9	11.0	110.9%	11.0	99.7%
Europe	12.5	12.0	96.2%	10.5	114.7%
Asia	6.3	8.6	136.5%	7.0	122.3%
China	14.5	35.7	245.4%	28.5	125.1%
Export	9.5	12.4	130.8%	9.5	130.3%
Total	97.7	138.4	141.6%	121.5	113.9%

Operating income	11.2	13.1	116.9%	14.5	90.2%
Operating income ratio	11.5%	9.5%		11.9%	

Sales by region


Export 9%
China 26%
Japan 42%
Asia 6%
North America 8%
Europe 9%

AEC (Automotive Electronic Components Business)

Sales: ¥93.3 billion; Operating income was negative.
AEC returned to consolidated profitability in second half, reflecting productivity improvements in North American operations.

(billions of yen)

AEC	FY05 Actual (1)	FY06 Actual (2)	YoY Change (2)/(1)	FY06 Original target (3)	Change from Original target (2)/(3)
Japan	27.2	26.1	95.7%	27.0	96.6%
Overseas	50.4	67.2	133.5%	64.0	105.1%
North America	28.8	37.9	131.5%	36.5	103.7%
Europe	6.2	9.8	157.9%	10.5	93.8%
Asia	15.1	16.2	106.8%	16.0	101.0%
China	0.1	1.4	1032.4%	1.0	136.3%
Export	0.0	2.0	-	0.0	-
Total	77.6	93.3	120.3%	91.0	102.6%

Operating income	-2.0	-1.2	-	3.0	-
Operating income ratio	-	-		3.3%	

Sales by region


Asia 17%
China 1%
Export 2%
Japan 28%
Europe 11%
North America 41%

AEC Performance

Although well short of initial targets, AEC achieved profitability on an operating basis in 3rd and 4th quarters.

Quarterly trends in operating income


(billions of yen)
2.0
1.5
1.0
0.5
0
-0.5
-1.0
-1.5
Q1
Q2
Q3
Q4
Original targets
Forecast in Oct.
Result in Jan.

FY06 emergency actions contributed to profit in the second half

Cost reduction by VAVE／Price hikes／ Production shift from North America to other regions／ Productivity improvement

SSB (Social Systems Business)

Sales: ¥105.9 billion; Operating margin: 7.6%
Shift to IC in Kanto public transportation systems contributed to substantial sales increase.
Operating income well above target due to effect of structural reforms.

(billions of yen)

SSB	FY05 Actual (1)	FY06 Actual (2)	YoY Change (2)/(1)	FY06 Original target (3)	Change from Original target (2)/(3)
Japan	90.5	101.8	112.6%	95.0	107.2%
Overseas	1.3	4.1	308.8%	4.0	103.0%
North America	0.2	0.5	262.1%	0.5	97.0%
Europe	0.0	0.0	-	0.0	-
Asia	0.0	0.0	-	0.0	-
China	0.0	0.0	-	0.0	-
Export	1.1	3.6	317.9%	3.5	103.8%
Total	91.8	105.9	115.4%	99.0	107.0%

Operating income	4.4	8.1	182.0%	6.0	134.5%
Operating income ratio	4.8%	7.6%		6.1%	

Sales by region



North America 0%
Export 4%
Japan 96%

HCB (Healthcare Business)

Sales: ¥65.7 billion; Operating margin: 13.2%
In line with original targets as Europe and Asia covered sales drop in North America.

(billions of yen)

HCB	FY05 Actual (1)	FY06 Actual (2)	YoY Change (2)/(1)	FY06 Original target (3)	Change from Original target (2)/(3)
Japan	30.3	32.8	108.2%	33.5	98.0%
Overseas	30.8	32.9	107.0%	33.0	99.7%
North America	15.4	13.8	89.8%	16.0	86.4%
Europe	10.6	13.1	124.3%	11.0	119.5%
Asia	1.6	2.1	127.0%	1.5	138.1%
China	2.9	3.6	123.8%	4.0	90.0%
Export	0.2	0.3	106.8%	0.5	50.2%
Total	61.1	65.7	107.6%	66.5	98.8%

Operating income	8.7	8.7	100.4%	8.5	102.2%
Operating income ratio	14.2%	13.2%		12.8%	

Sales by region



Asia 3%
China 5%
Europe 20%
Japan 50%
North America 21%

Consolidated Balance Sheet

Increase in total assets due to increase in receivables, increase in inventories resulting from business acquisitions and currency translation, etc. Increase in short-term loans to fund M&A. Cash and cash equivalents are being reduced. Net worth ratio was 60.7%

(billions of yen)

B/S	FY04	FY05	FY06
Total Assets	585.4	589.1	630.3
Cash and cash equivalents	80.6	52.3	43.0
Notes and accounts receivable - trade	121.7	136.3	173.4
Inventories	68.6	75.0	94.1
Other current assets	25.0	28.8	31.6
Net Property, Plant and Equipment	154.7	167.6	159.3
Investments and Other Assets	134.8	129.1	129.0
Total Liabilities	279.6	226.2	247.5
Bank Loans / Current portion of L/T debt	22.9	2.8	20.1
Long-term debt	1.8	1.0	1.7
Other liabilities	254.9	222.4	225.7
Shareholders' Equity	305.8	362.9	382.8

Consolidated Statements of Cash Flows

Net cash used in investing activities was ¥47.1 billion due to acquisitions for future growth, etc.

(billions of yen)

C/F	FY04	FY05	FY06
Net cash provided by operating activities	61.1	51.7	40.5
Net cash used in investing activities	-36.1	-43.0	-47.1
Free cash flow	25.0	8.7	-6.5
Net cash used in financing activities	-40.7	-38.3	-4.7
Effect of exchange rate changes	1.2	1.3	1.9
Net increase (decrease)	-14.4	-28.3	-9.3
Cash and cash equivalents at end of the period	80.6	52.3	43.0

3. Business Plan for the Fiscal Year Ending March 31, 2008

Business Plan for FY07

FY07 Management Policy

FY 2007 Policy

'Prioritizing Profit to Achieve GD2010 Second-stage Goals'

Basic stance

- **Set out profit-focused measures in our annual plan to ensure operating profit in excess of 75 billion yen.**
- **Lay the foundation for a growth structure that supports increased profits, in preparation for the third stage of GD2010**

*Grand Design 2010 (GD2010) : Long-term management vision for the 10 years from April 2001 to March 2011

Assumed Operating Environment

Operating Environment

IAB	Capital investment in auto industry expected to pick up this summer. Investment in IT- related industries is less foreseeable. Quality, safety and environment related business expected to grow.
ECB	Outlook for industrial components market is generally bullish; growth is also expected for TV and other digital home appliances. Solid demand for communication relays in Europe and United States. High growth in mobile phone related demand in emerging countries continues.
AEC	Domestic auto production volume on the increase. But mini vehicles ratio is increasing. North American demand is anticipated less than the previous year. But module business is expected to grow due to greater need for safety and security.
SSB	Sales of public transportation equipment will decline as shift to common IC card systems in Kanto region has peaked. Expansion of new business areas such as security-related business is expected.
HCB	Domestic demand is expected to be solid, but demand for North American blood pressure monitors is weak. Blood pressure monitor demand in Europe and Asia is expected to grow substantially.

Forecast of Consolidated Statements of Operations

**Aim for new sales and profit records with sixth consecutive year of growth.
Prioritize Profit to Achieve GD2010 Second-stage Goals.**

(billions of yen)

	FY2005	FY2006	FY2007 Forecast	YoY Change %
Net sales	626.8	736.7	800.0	108.6%
Gross profit	253.4	284.2	309.5	108.9%
SG&A expense	152.7	168.1	178.0	105.9%
R&D expense	50.5	52.0	56.5	108.6%
'Daiko-henjyo'	11.9	-	-	
Operating income	62.1	64.0	75.0	117.1%
Non-operating profit and loss	2.2	2.3	-3.0	-
NIBT	64.4	66.3	72.0	108.6%
NIAT	35.8	38.3	46.0	120.2%
ROE	10.7%	10.3%	11.5%	+1.2

(yen)

	FY2005	FY2006	FY2007 Forecast	YoY Change
USD	113.4	117.0	115.0	-2.0
EUR	138.2	150.3	150.0	-0.3

Sales Forecast by Region and Business Segment

Expect sales growth of 9% (Japan 2%, Overseas 16%)
By segment, we expect sales growth of 10% or more in IAB, ECB and HCB

(billions of yen)

Japan/Overseas	FY2005	FY2006	FY2007 Forecast	YoY %
Japan	354.9	388.0	396.5	102.2%
Overseas*	271.9	348.7	403.5	115.7%
Total	626.8	736.7	800.0	108.6%

By business	FY2005	FY2006	FY2007	%
IAB	272.7	305.6	339.5	111.1%
ECB	97.7	138.4	180.5	130.5%
AEC	77.6	93.3	100.0	107.2%
SSB	91.8	105.9	90.0	85.0%
HCB	61.1	65.7	73.5	111.8%
Others	25.9	27.8	16.5	59.5%
Total	626.8	736.7	800.0	108.6%

Business Plan for FY07

Consolidated Operating Income Forecast (by Business Segment)

OMRON

IAB will sharply increase profits through global productivity structure reforms
AEC will restore profits.
We aim for record-high profits

(billions of yen)

By Business	FY2005	FY2006	FY2007 Forecast	YoY %
IAB	41.9	48.5	64.6	133.1%
ECB	11.2	13.1	15.3	116.8%
AEC	-2.0	-1.2	1.4	-
SSB	4.4	8.1	7.3	90.5%
HCB	8.7	8.7	9.5	109.3%
Others	1.7	2.4	-0.6	-
HQ Cost/Elimination	-15.7	-15.5	-22.4	144.8%
'Daiko-henjyo'	11.9	-	-	-
Total	62.1	64.0	75.0	117.1%

Sales and Operating Income Growth by Business

Sales

IAB	•Strengthen proposal-based sales. Focus on AOI (Automated Optical Inspection), safety components and application sensor businesses.
ECB	•Focus on miniature backlight business. Generate synergy with OPT (Omron Precision Technology) •Expansion projected for amusement components business.
AEC	•Focus on products in new tech fields with emphasis on safety. •Focus on sales growth in China, where we established a new production base.
SSB	•IC conversion of public transportation systems in Kanto has peaked. •Focus on security as a new business area.
HCB	•Focus on hypertension and obesity prevention care business with mission of prevention and early detection of lifestyle diseases. Regional focus on China and Russia.

Operating Income

IAB	•Profit structure: Achieve internal target of 5:3:2 •Improve profits in growth businesses (PLC, AOI, safety devices, etc.)
ECB	•Improve profits with expansion of China business and relay business •Full-scale launch of optical communication devices, synergy with OPT in miniature backlights expected.
AEC	•Increase sales of growth products (laser radars, tire pressure monitoring systems, electronic power steering, etc.) •Ongoing profit improvement at North American production base
SSB	•Continued promotion of structural reforms and operational reform •Focus on getting security business fully under way
HCB	•Enter new category markets •Strengthen marketing of growth categories

Forecast of IAB Sales Growth

**Strengthen domestic applications business and expand sales of AOI and PLC in Greater China area.
Aim for 111% growth year-on-year basis**


Expand sales of AOI and PLC
(billions of yen)
Strengthen applications business
approx. +3.5
North America
approx. +14.0
Japan
approx. +4.5
Europe
approx. +2.0
Asia
approx. +9.0
China
305.6
FY2006
339.5
FY2007
Sales Increase +33.9b

Having reduced fixed costs, achieve Profit and Loss structure of 5:3:2


Trends in the IAB PL structure
(billions of yen)
400
350
300
250
200
150
100
50
0
Consolidated Mishima and Okayama factories
Consolidated 3 Shanghai factories
Production transfer to Shanghai
Consolidated 2 Business Units
229.6
339.5
Cost rate decline by approx 2%
Productivity at manufacturing dept. is improved by approx. 30%
33%
15%
31%
16%
30%
19%
49%
FY2003
FY2004
FY2005
FY2006
FY2007 (Plan)

PL structure of
5:3:2 will be completed.

4. Progress of Key Strategic Themes

(1) Sales Growth in New Tech Fields

OMRON Sensing tomorrow™

Sharp increase over previous period due to contribution of OMRON PRECISION TECHNOLOGY Co., Ltd. (formerly Pioneer Precision Machinery Corp.)
Expect to surpass ¥100b in final year of second stage of GD2010 (FY2007)



(billions of yen)
Estimate
Over¥100b
Products in New Tech Fields
IAB: Automated Optical Inspection Systems, etc.
ECB: Back Light for LCD, etc.
ECB: MEMS Sensors, etc.
AEC: Laser radars for automobiles, etc.
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0
18.0b
160%
28.8b
119%
34.3b
198%
67.9b
OPT
21.9b
OPT
40.1b
(reference)
FY07
Original
target
68.0 b
FY2003
FY2004
FY2005
FY2006
FY2007

Progress of Key Strategic Themes
(2) Sales Growth in Greater China

OMRON Sensing tomorrow™

Sales of OMRON PRECISION TECHNOLOGY Co., Ltd. made strong contribution
Sales up 176% year-on-year, 107% vs. start-of-year target
But difficult to achieve original target of FY2007



(MUSD)
1400
1200
1000
800
600
400
200
0
FY2006 Actual
YoY Change 176%
Change from Original target 107%
325
411
412
676
726
1008
(reference)
FY07
Original
target
1330MUSD
FY2003
FY2004
FY2005
FY2006
Original Target
Actual
FY2007
Plan

Progress of Key Strategic Themes
(3) Global Production Reform

Sensing tomorrow™

Ongoing shift of production to Greater China
Greater China production ratio continued to increase in FY2006; will reach about 30% in FY2007



(billions of yen)
Production in Greater China to increase by 4.5 times
400
300
200
100
0
9%
20%
71%
12%
21%
67%
12%
23%
65%
13%
25%
62%
30%
19%
51%
FY2003 (Actual)
FY2004 (Actual)
FY2005 (Actual)
FY2006 (Actual)
FY2007 (Plan)
Japan
Overseas Production (Excluding China Area)
China Area Production

Progress of Key Strategic Themes
(4) SG&A Expenses Reform

OMRON
Sensing tomorrow™

Continuously control SG&A costs at offices and headquarters to achieve the target of 4:3:1 P/L structure



¥608.6b
¥626.8b
¥736.7b
¥800.0b
Net Sales
SG&A Expenses
24.1% *
23.8% *
22.8%
22.0%
Increase of SG&A expenses controlled to 16%
FY2004 (Actual)
FY2005 (Actual)
FY2006 (Actual)
FY2007 (Target)

•Excluding extraordinary factors of ATM business and response to hazardous chemical substance regulations in FY2004
•Excluding extraordinary factor of response to hazardous chemical substance regulations in FY2005

5. Basic Policy on Distribution of Profits

Basic Policy on Distribution of Profits

Omron will increase cash dividends for FY 2006 to 34 yen per share while aiming for DOE of 2% and maintaining a minimum payout ratio of 20% for FY2007.

<Basic Policy on Distribution of Profits>

1. Place top priority internal funds for growth investments to raise corporate value
2. Return surplus earnings to shareholders as much as possible after considering the free cash flow level
3. Enhance stable, uninterrupted shareholder returns by taking into account consolidated results as well as indicators including dividend on equity (DOE) in annual dividends
4. Aim for DOE of 2% and maintain a minimum payout ratio of 20%
5. Over the long-term, use retained earnings to flexibly provide returns to shareholders, including share repurchases


Cash Generation
Free cash flow
Debt reduction
Internal funds
Dividends (Payout ratio 20% and DOE 2%)
Cash into Stock
Capital with clear applications
(Capital expenditures, acquisitions, working capital, etc.)
Retained earnings
Share repurchases

6. Reference

Raw Material Price Hike

Copper prices rose sharply from second half of FY2005.
Prices showed temporary downward trend, but recently prices began rising again.
Silver prices continue to rise.


silver price (yen/kg)
copper price (yen/kg)
silver
copper
Raw material Impact
pper:+78
silver:+63
60,000
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
1,100
1,000
900
800
700
600
500
400
300
200
100
0
FY2003
FY2004
FY2005
FY2006
FY2007

Aiming for the Best Matching of Machines to People



OMRON Corporation

-Contact us -

Corporate Strategic Planning HQ
Investor Relations Department

Phone: +81-3-3436-7170
E-mail: omron_ir@omron.co.jp
URL: www.omron.co.jp



RECEIVED
2007 JUL 10 A 7:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR IMMEDIATE RELEASE

October 23, 2006

Company Name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya (First Sections)
Contact: Masaki Haruta, General Manager
Corporate Management Headquarters Accounting Group

Phone: +81-75-344-7070

OMRON Announces Revision to Forecast of Financial Results for the First Half of Fiscal 2006

OMRON Corporation (TSE: 6645; ADR: OMRNY; 'the Company'), a global leader in automation, sensing and control technology, announced a revision to its forecast for consolidated and non-consolidated financial results for the first half of the fiscal year ending March 31, 2007 (April 1, 2006 – March 31, 2007). The revised outlook amends the previous forecast that was announced on April 26, 2006. Forecasts for FY06 full-term financial results are currently being calculated and checked, and will be announced when the financial results for the first-half are reported on October 30, 2006. Details of the revision are outlined below.

1. Revision to Forecast for FY06 Mid-term Financial Results (April 1, 2006 - September 30, 2006)

   (1) Revision to Forecast for Consolidated Mid-term Financial Results

(Units: millions of yen)

	Net Sales	Income before income taxes	Net income for FY06 mid-term
Previously announced forecast (A)	320,000	22,000	12,500
Revised forecast (B)	329,000	30,000	15,000
Difference (B-A)	9,000	8,000	2,500
Difference as percentage (%)	2.8%	36.4%	20.0%
(Reference) Figures for previous mid-term (ended September 30, 2005)	285,362	31,755	16,728

(2) Revision to Forecast for Non-consolidated Mid-term Financial Results

(Units: millions of yen)

	Net Sales	Ordinary Income	Net income for FY06 mid-term
Previously announced forecast (A)	156,000	16,000	21,000
Revised forecast (B)	153,000	19,000	28,000
Difference (B-A)	△3,000	3,000	7,000
Difference as percentage (%)	△1.9%	18.8%	33.3%
(Reference) Figures for previous mid-term (ended September 30, 2005)	139,319	22,618	24,863

2. Reasons for the revision

Due to a rise in operating income and other increases in income such as the gains resulting from the establishment of a retirement benefit trust, the Company's consolidated and non-consolidated profits for FY06 mid-term are expected to exceed previous forecasts.

N.B. This press release includes forward-looking statements that are based on the management's view from the information available at the time of the announcement. Actual results may be materially different due to various factors in the future.

FOR IMMEDIATE RELEASE

October 30, 2006

Company Name: OMRON Corporation

President and CEO: Hisao Sakuta

Stock ticker number: 6645

Stock exchanges: Tokyo, Osaka, Nagoya (First Sections)

Contact: Masaki Haruta, General Manager
Corporate Management Headquarters Accounting Group

Phone: +81-75-344-7070

OMRON Announces Revision to Forecast for Fiscal 2006 Full-Year Financial Results

OMRON Corporation (TSE: 6645; ADR: OMRNY; 'the Company'), a global leader in automation, sensing and control technology, announced a revision to its forecast for consolidated and non-consolidated financial results for the full year ending March 31, 2007 (April 1, 2006 – March 31, 2007). The revised outlook amends the previous forecast that was announced on April 26, 2006. Details of the revision are outlined below.

1. Revision to Forecast for FY06 Full-year Financial Results (April 1, 2006 – March 31, 2007)

(1) Revision to Forecast for Consolidated Full-year Financial Results (U.S. GAAP)

(Units: millions of yen)

	Net Sales	Income before income taxes	Net income
Previously announced forecast (A)	700,000	65,000	37,500
Revised forecast (B)	740,000	65,000	37,500
Difference (B-A)	40,000	–	–
Difference as percentage (%)	5.7%	– %	– %
(Reference) Figures for previous year (ended March 31, 2006)	626,782	64,352	35,763

(2) Revision to Forecast for Non-Consolidated Full-year Financial Results

(Units: millions of yen)

	Net Sales	Ordinary Income	Net income
Previously announced forecast (A)	342,000	25,000	26,000
Revised forecast (B)	342,000	28,000	33,000
Difference (B-A)	—	3,000	7,000
Difference as percentage (%)	— %	12.0%	26.9%
(Reference) Figures for previous year (ended March 31, 2006)	312,072	31,830	28,632

2. <u>Reasons for the revision</u>

(1) Reason for the revision to the forecast for consolidated financial results for the full-term

In markets related to the Omron Group, sales of factory automation control systems, the Omron Group's core business, are expected to remain strong in the second half of FY06, supported by robust capital investment. In light of this, and the contribution of sales from acquired subsidiaries, the Company expects sales to exceed initial projections and has revised its forecast to 740 billion yen accordingly.

With regard to consolidated profits, although cost increases are expected due to higher prices for raw materials such as silver and copper, Omron expects to meet its initial projections of 65 billion yen in income before income taxes and 37.5 billion yen in ordinary income due to the positive effect of the weaker yen as well as efficient management of SG&A expenses and an increased gain on establishment of a retirement benefit trust.

(2) Reason for the revision to the forecast for non-consolidated financial results for the full-term

As with consolidated financial results, markets related to the Omron Group are expected to remain strong in the second half of FY06, and the Company expects to meet its initial projections for sales of 342 billion yen.

Ordinary income is expected to exceed initial projections due to efficient management of SG&A expenses, and the Company has revised its forecast to 28 billion yen accordingly.

Net income is also expected to exceed initial projections as a result of the increase in ordinary income as well as factors such as the increased gain on establishment of a retirement benefit trust and the effects of the introduction of the consolidated tax system. Accordingly, the Company has revised its forecast for net income to 33 billion yen.

(N.B.) The figures in these financial results forecasts have been calculated based on the information available to management at the present time. As a result of changes in industry conditions such as trends in demand for equipment investment, fluctuations in currency exchange rates, and other factors that are difficult to predict due to changes in the internal and external environment, actual results may differ materially from these forecasts.

FOR IMMEDIATE RELEASE
November 1, 2006

Company Name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Masaki Haruta, General Manager
Corporate Management Headquarters Accounting Group

Phone: +81-75-344-7070

OMRON Announces Partial Amendment to "Summary of Consolidated Financial Results for the Interim Period of the Fiscal Year Ending March 31, 2007"

OMRON Corporation (TSE: 6645; ADR: OMRNY; 'the Company'), announced an amendment to the "Summary of Consolidated Financial Results for the Interim Period of the Fiscal Year Ending March 31, 2007" released on October 30, 2006. Amendments are double-underlined in the charts below.

1. Details of Amendment
   Page 5 "4. Net sales by Business Segment (Forecast)"
   Page 27 "7. Breakdown of Sales - Net sales by consolidated business segment"

2. Reason for Amendment
   A portion of the "Industrial Automation Business" domestic sales was wrongly attributed to the "Other" segment domestic sales.

3. Amended Items
   See below

(attachment)

4 . Consolidated Performance

(Billions of yen)

(Original)

		Year ending March 31, 2007 (Forecast)	Year ended March 31, 2006 (Actual)	Year-on-year change (%)
IAB	Domestic	137.0	136.2	0.6
	Overseas	166.5	136.5	22.0
	Total	303.5	272.7	11.3
ECB	Domestic	61.0	45.0	35.5
	Overseas	84.5	52.7	60.4
	Total	145.5	97.7	48.9
AEC	Domestic	28.0	27.2	2.8
	Overseas	64.5	50.4	28.2
	Total	92.5	77.6	19.2
SSB	Domestic	100.0	90.5	10.5
	Overseas	2.5	1.3	87.4
	Total	102.5	91.8	11.7
HCB	Domestic	33.5	30.3	10.4
	Overseas	33.5	30.8	8.9
	Total	67.0	61.1	9.7
Others	Domestic	28.5	25.7	11.2
	Overseas	0.5	0.2	59.2
	Total	29.0	25.9	11.8
Total	Domestic	388.0	354.9	9.3
	Overseas	352.0	271.9	29.4
	[% of total]	[47.6%]	[43.4%]	[+4.2P]
	Total	740.0	626.8	18.1

(Amended)

		Year ending March 31, 2007 (Forecast)	Year ended March 31, 2006 (Actual)	Year-on-year change (%) (decrease)
IAB	Domestic	141.0	136.2	3.6
	Overseas	166.5	136.5	22.0
	Total	307.5	272.7	12.8
ECB	Domestic	61.0	45.0	35.5
	Overseas	84.5	52.7	60.4
	Total	145.5	97.7	48.9
AEC	Domestic	28.0	27.2	2.8
	Overseas	64.5	50.4	28.2
	Total	92.5	77.6	19.2
SSB	Domestic	100.0	90.5	10.5
	Overseas	2.5	1.3	87.4
	Total	102.5	91.8	11.7
HCB	Domestic	33.5	30.3	10.4
	Overseas	33.5	30.8	8.9
	Total	67.0	61.1	9.7
Others	Domestic	24.5	25.7	(4.4)
	Overseas	0.5	0.2	59.2
	Total	25.0	25.9	(3.6)
Total	Domestic	388.0	354.9	9.3
	Overseas	352.0	271.9	29.4
	[% of total]	[47.6%]	[43.4%]	[+4.2P]
	Total	740.0	626.8	18.1

7. Breakdown of Sales

(Original)

Projected net sales by consolidated business segment

(Millions of yen)

	Year ending March31, 2007		Year ended March31, 2006		Increase (decrease)
Industrial Automation Business	303,500	41.0%	272,657	43.5%	11.3%
Electronic Components Business	145,500	19.7	97,699	15.6	48.9
Automotive Electronic Components Business	92,500	12.5	77,593	12.4	19.2
Social Systems Business	102,500	13.8	91,804	14.6	11.7
Healthcare Business	67,000	9.1	61,090	9.7	9.7
Other	29,000	3.9	25,939	4.2	11.8
Total	740,000	100.0	626,782	100.0	18.1

(Amended)

Projected net sales by consolidated business segment

(Millions of yen)

	Year ending March31, 2007		Year ended March31, 2006		Increase (decrease)
Industrial Automation Business	307,500	41.6 %	272,657	43.5%	12.8%
Electronic Components Business	145,500	19.7	97,699	15.6	48.9
Automotive Electronic Components Business	92,500	12.5	77,593	12.4	19.2
Social Systems Business	102,500	13.8	91,804	14.6	11.7
Healthcare Business	67,000	9.1	61,090	9.7	9.7
Other	25,000	3.3	25,939	4.2	(3.6)
Total	740,000	100.0	626,782	100.0	18.1

FOR IMMEDIATE RELEASE
November 16, 2006

Company Name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Taeko Ogose, General Manager
Corporate Brand Communications Dept.

Phone: +81-3-3436-7202

OMRON Announces Preliminary Agreement to Form Joint Venture with The Sumitomo Warehouse Co., Ltd.

Tokyo, Japan -- OMRON Corporation (TSE: 6645; ADR: OMRNY; "OMRON") announced that it has reached a preliminary agreement with The Sumitomo Warehouse Co., Ltd. ("Sumitomo Warehouse") to form a joint venture company by transferring 882 shares (49% of the outstanding shares) of its holding in OMRON Logistics Creates Co., Ltd. (OLC), an OMRON subsidiary, to Sumitomo Warehouse.

1. Object of Joint Venture

In order to raise customer satisfaction and maintain its industry lead, the OMRON Group has continuously worked to optimize supply chain management in its global distribution system. As a part of these efforts, OLC has been equipped with specialized functions that increase its distribution capabilities for OMRON Group products. In addition to the high-mix, low-volume logistics expertise that OLC has accumulated, its merger with Sumitomo Warehouse will strengthen its global operations to further enhance logistical efficiency within the OMRON Group.

As a comprehensive, international logistics company with a high level of proficiency in supply chain inventory management, Sumitomo Warehouse possesses a powerful logistical infrastructure both domestically and internationally, and particular strengths in building and operating global logistics systems. Sumitomo Warehouse has recently established a local subsidiary and begun constructing a new warehouse to bolster its distribution center capabilities in China, where the OMRON Group is also actively strengthening its operations, and continues to expand its logistical capabilities both in China and Southeast Asia.

Through this joint venture, the OMRON Group aims to further improve customer satisfaction by providing even higher-quality global logistics services. Additionally, through this new partnership between the OMRON Group and the Sumitomo Warehouse Group, both companies look forward to mutually enhancing their corporate value.

2. Outline of OLC

(1) Name: OMRON Logistics Creates Co., Ltd. (following the joint venture, the name will be changed to OMRON & SUMISO LOGISTIC CORPORATION (tentative name).

(2) Established: February 21, 1997

(3) Business Lines: Domestic and international distribution of OMRON products, import/export, operation and management of logistical bases, representative inspection of imported products

(4) Location: 1-6-20 Dojima, Kita-ku, Osaka, Japan

(5) Capital: 90 million yen

(6) Representative: Masafumi Kondo

(7) Major shareholders and percentages of shares held:

	OMRON		Sumitomo Warehouse	
	Number of shares owned	**Percentage of shares owned**	**Number of shares owned**	**Percentage of shares owned**
Before transferring shares	1,800	100.0%	—	—
After transferring shares	918	51.0%	882	49.0%

(8) Sales FY2006 forecast of approximately 13 billion yen

FY 2007 forecast of approximately 12 billion yen

3. Outline of Sumitomo Warehouse (as of March 31, 2006)

(1) Name: The Sumitomo Warehouse Co., Ltd.

(2) Business Lines: Warehousing; harbor transportation; real estate trade, leasing, and agent operations

(3) Established: August 1, 1923

(4) Location: 2-1-5 Kawaguchi, Nishi-ku, Osaka, Japan

(5) Representative: Shoichi Abe, President

(6) Capital: 20.784 billion yen

(7) No. of employees: 744

(8) Major shareholders and percentages of shares held:

Shareholders	Number of shares owned	Percentage of shares owned
HSBC Fund Service J2	15,596,000	8.15%
The Master Trust Bank of Japan, Ltd.	12,556,000	6.56%
Daiwa House Industry Co., Ltd.	10,000,000	5.22%
Japan Trustee Service Bank, Ltd.	9,133,000	4.77%
Mitsui Sumitomo Insurance Co., Ltd.	8,292,000	4.33%

(9) Relationship with OMRON No capital ties

4. Future Schedule

The parties plan to conclude the share transfer contract and final joint venture contract by April 1, 2007.

5. Business Outlook

This preliminary agreement is not expected to have a significant material effect on OMRON's consolidated or non-consolidated outlook.

####

FOR IMMEDIATE RELEASE

February 22, 2007

Company Name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Hiroshi Oishi, General Manager,
Finance and Investor Relations Headquarters
Phone:+81-3-3436-7170

Announcement of Increased Dividend Forecast for Fiscal Year Ending March 31, 2007

TOKYO, Japan – On February 22, 2007, OMRON Corporation's (TSE: 6645; ADR: OMRNY; hereafter, 'OMRON') Board of Directors passed a resolution to make an upward revision to the year-end dividend forecast for fiscal year 2006, which was originally announced on October 30, 2006.

1. Reason for Upward Revision of Dividend Forecast

As announced on January 30, 2007, OMRON expects to achieve record consolidated profits in fiscal year 2006, making this the company's fifth consecutive year of increased consolidated revenue and income. OMRON is fully aware that this success is due in large part to the support of its shareholders and other stakeholders.

As an expression of gratitude for this continued support, OMRON will raise the year-end dividend payment to 19 yen per share for the fiscal year ending March 31, 2007. Added to the interim dividend of 15 yen per share paid on December 6, 2006, this means that the dividend payout for the full year will be 34 yen per share. This decision was made at a Board of Directors meeting held on February 22, 2007, and is planned to be submitted to the 70th General Meeting of Shareholders scheduled for June this year.

2. Revised Figures

	Dividend Per Share		
	Interim	Year-end	Annual
Previous Forecast (October 30, 2006)	15 yen	15 yen	30 yen
Revised Forecast	15 yen	19 yen	34 yen
Dividend paid to date in Fiscal 2006	15 yen	-	-
Fiscal 2005 Results (March 31, 2006)	12 yen	18 yen	30 yen

About Omron

Headquartered in Kyoto, Japan, OMRON Corporation is a global leader in the field of automation. Established in 1933 and headed by President and CEO Hisao Sakuta, OMRON has more than 30,000 employees in over 35 countries working to provide products and services to customers in a variety of fields including industrial automation, electronic components, social systems (ticket gate machines, ticket vending machines and traffic control) and healthcare. The company is divided into five regions and head offices are in Japan (Kyoto), Asia Pacific (Singapore), China (Shanghai), Europe (Amsterdam) and US (Chicago). For more information, visit OMRON's website at www.omron.com

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OMRON

FOR IMMEDIATE RELEASE

February 23, 2007

Company Name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Taeko Ogose, General Manager
Corporate Brand Communications
Department
Phone: +81-75-344-7175

OMRON Announces Transfer of Consolidated Subsidiary

OMRON Corporation (TSE: 6645; ADR: OMRNY; hereinafter 'OMRON'), a global leader in automation, sensing and control technology, has announced that it has reached an agreement to transfer its wholly-owned subsidiary Omron Entertainment Co., Ltd. ('OJE') to Furyu Holdings Corporation.

1. Background & Purpose

OJE was established in July 2003 when OMRON spun off its entertainment business to form a separate, wholly-owned subsidiary. OJE's business comprises three main segments: (1) the development, manufacture and marketing of photo sticker vending machines and other commercial games; (2) the provision of content, such as 'decoration mail', for mobile applications; (3) the provision of prizes for crane redemption games.

Based on its policy of concentrating management resources in its core business domains, OMRON has decided that there is no longer significant synergy between its main businesses and OJE. As a result, OMRON has resolved to transfer OJE in an arrangement whereby OJE's current management will hold a majority share of the transferred company's stock.

2. Details of the Transfer

All assets and liabilities associated with the business are to be transferred.

- Assets (all assets excluding cash and cash equivalents and loans within the Group)

Current Assets

Accounts receivable, inventory assets, other

Tangible Fixed Assets

Buildings, machinery & equipment, other

Intangible Fixed Assets

Patents, software, other

Investments

Investment securities, long-term prepaid expenses, other

- Liabilities (all liabilities excluding corporate, enterprise, and consumption taxes payable, and allowance for retirement benefits)

Trade payables, accrued liability, accrued expenses, other

3. Overview of OJE

1. Trading Name	Omron Entertainment Co., Ltd.
2. Major Business Lines	Development, manufacture and sales of commercial game machines Development, manufacture and sales of prizes for commercial game machines Mobile content provision (photograph storage, decoration mail, etc.)
3. Representative	Yoshiro Tasaka
4. Date of Establishment	July 1, 2003
5. Location	2-3 Uguisudani-cho, Shibuya-ku, Tokyo
6. Number of Employees	84 (as of September 30, 2006)
7. Capital	400 million JPY
8. Annual Sales	10.8 billion JPY
9. Major Shareholders and Holdings	OMRON Corporation (100%)

4. Overview of Furyu Holdings Corporation

1. Trading Name	FURYU HOLDINGS CORPORATION
2. Major Business Lines	Development, manufacture and sales of commercial game machines Development, manufacture and sales of prizes for commercial game machines Mobile content provision (photograph storage, decoration mail, etc.)
3. Representative	Yoshiro Tasaka
4. Location	2-3 Uguisudani-cho, Shibuya-ku, Tokyo

5. Schedule

February 23, 2007	Preliminary agreement on transfer of business
March 9, 2007 (planned)	Conclusion of business transfer contract
April 1, 2007 (planned)	Transfer of business

6. Forecast

There will be negligible effect to OMRON's consolidated and non-consolidated financial results for the fiscal year ending March 2007.

About OMRON

Headquartered in Kyoto, Japan, OMRON Corporation is a global leader in the field of automation. Established in 1933 and headed by President and CEO Hisao Sakuta, OMRON has more than 30,000 employees in over 35 countries working to provide products and services to customers in a variety of fields including industrial automation, electronic components, social systems (ticket gate machines, ticket vending machines and traffic control) and healthcare. The company is divided into five regions and head offices are in Japan (Kyoto), Asia Pacific (Singapore), China (Shanghai), Europe (Amsterdam) and US (Chicago). For more information, visit OMRON's website at www.omron.com

OMRON

FOR IMMEDIATE RELEASE

March 19, 2007

Company name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Taeko Ogose, General Manager
Corporate Brand Communications Department
Phone:+81-75-344-7175

OMRON Announces Changes to Directors' Term of Office

At a meeting of the Board of Directors on March 19, 2007, OMRON Corporation (TSE: 6645, US: OMRNY; hereinafter 'the Company') approved a partial change to the articles of incorporation, resolving to shorten the term of office for directors from two years to one year as detailed below.

The Company will present the proposed changes for approval at the Ordinary General Meeting of Shareholders, planned for June 21, 2007.

1. Reasons for the Change

The Board of Directors resolved to shorten the term of office of directors in order to further clarify to shareholders the role and responsibilities of Company management and to enable timely response to changes in the business environment.

2. Details

(Underlined text indicates change.)

Current Article	Planned Revision
(Term of Office) Article 23 The term of office of a director shall expire at the close of the General Shareholders Meeting for the last business year ending within <u>two years</u> following the director's appointment. <u>2 The term of office of a director appointed as a</u>	(Term of Office) Article 23 The term of office of a director shall expire at the close of the General Shareholders Meeting for the last business year ending within <u>one year</u> following the director's appointment. (Removed)

result of an increase in the number of directors or as a substitute for a director who retire before the end of their term shall expire when the term of office of the director he replaced expires.	

3. Schedule

Ordinary General Meeting of Shareholders	June 21, 2007 (planned)
Change takes effect	June 21, 2007 (planned)

FOR IMMEDIATE RELEASE

March 19, 2007

Company name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Taeko Ogose, General Manager
Corporate Brand Communications Department
Phone:+81-75-344-7175

OMRON Announces Executive Personnel Changes

OMRON Corporation (TSE: 6645; ADR: OMRNY; hereinafter 'the Company'), announced that on March 19, 2007, the Company's Board of Directors decided its recommendation for changes in executive personnel to be proposed to the Ordinary General Meeting of Shareholders, planned for June 21, 2007.

1. Directors (as of June 21, 2007)

(1) New candidate

New Appointment	Name
Director (External)	Kazuhiko Toyama

Kazuhiko Toyama is COO & Executive Managing Director of the former Industrial Revitalization Corporation of Japan (IRCJ).

(2) Scheduled to retire

Position	Name
Director (External)	Kakutaro Kitashiro

Kakutaro Kitashiro is Chairman of IBM Japan.

(3) Candidates for reappointment

Position	Name
Chairman of the Board of Directors	Yoshio Tateisi
President and CEO	Hisao Sakuta
Director and Executive Vice President	Shingo Akechi
Director and Executive Vice President	Tadao Tateisi
Senior Managing Director	Tsukasa Yamashita
Director (External)	Noriyuki Inoue

Directors will be elected at the Ordinary General Meeting of Shareholders and appointed to their various positions at a meeting of the Board of Directors to be held the same day.

Noriyuki Inoue, Chairman, CEO and Representative Director of Daikin Industries, Ltd., is a candidate for Director (External).

2. Corporate Auditors (as of June 21, 2007)

(1) New candidate

Position	Name
Corporate Auditor (External)	Satoshi Ando

Satoshi Ando, General Manager, Jakarta Branch, Bank of Tokyo-Mitsubishi UFJ, Ltd., is a candidate for Corporate Auditor.

(2) Scheduled for retirement

Position	Name
Corporate Auditor (External)	Yoshisaburo Mogi

Yoshisaburo Mogi is scheduled to take up the position of Executive Officer, Human Capital Management Center, Corporate Resources Innovation Headquarters, as of June 21, 2007.

END